Execution Version

EQUITY PURCHASE AGREEMENT

DATED AS OF SEPTEMBER 30, 2019

by and among
PRIMEFLIGHT AVIATION SERVICES, INC.,

GLOBAL AVIATION SERVICES, LLC,
and
CSA AIR, INC.

ii
31508918

8.16. WAIVER OF JURY TRIAL	41
8.17. Schedules	41
8.18. Special Rule for Fraud	41
8.19. Specific Performance	41
8.20. Guaranty of Seller’s Obligations	41

iii
31508918

EQUITY PURCHASE AGREEMENT
THIS EQUITY PURCHASE AGREEMENT (this "Agreement"), dated as of September 30, 2019, is made by and among Global Aviation Services, LLC, a North Carolina limited liability company (the "Company"), PrimeFlight Aviation Services, Inc., a Delaware corporation ("Buyer"), CSA Air, Inc., a North Carolina corporation ("Seller"), and, solely for purposes of Section 6.2 and Section 8.20, Air T, Inc., a North Carolina corporation ("Guarantor"). Certain terms used herein are defined in Section 8.9 hereof.
PREAMBLE
WHEREAS, the Company is engaged in the business of providing jet bridge and ground support equipment maintenance, and other similar services, to airline carriers, vendors to airline carriers and other customers (the "Business");
WHEREAS, Seller owns all of the issued and outstanding Equity Interests of the Company (collectively, the "Company Units");
WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, all of the Company Units, all upon the terms and conditions set forth in this Agreement; and
NOW, THEREFORE, in consideration of the mutual covenants of the parties hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
Article I.
PURCHASE AND SALE OF COMPANY UNITS
1.1.    Purchase and Sale of Company Units. Subject to and upon the terms and conditions of this Agreement, Seller agrees to sell, assign, transfer, convey and deliver to Buyer, and Buyer agrees to purchase and acquire from Seller, all right, title and interest in and to all of the Company Units owned by Seller, free and clear of all Liens.
1.2.    Purchase Price.
(a)    The aggregate purchase price for the Company Units (the "Purchase Price") is equal to the sum of (i) Twenty-One Million Dollars ($21,000,000), plus (ii) the Earnout Payment (as determined and payable in accordance with Section 1.5), which Purchase Price shall be subject to (i) certain allocation and adjustment components set forth in the definition of Estimated Cash Consideration in Section 8.9, and (ii) to further adjustment as set forth in Section 1.4.
(b)    Estimated Closing Statement. Seller shall have caused to be delivered to Buyer, at least three (3) Business Days prior to the Closing Date, a statement (the "Estimated Closing Statement") setting forth its calculation of (i) the estimated Net Working Capital of the Company as of the Adjustment Calculation Time (the "Estimated Net Working Capital"), (ii) the estimated Indebtedness of the Company as of the Closing (the "Estimated Indebtedness"), (iii) the estimated Seller Transaction Expenses (the "Estimated Seller Transaction Expenses"), (iv) the estimated Cash on Hand as of the Adjustment Calculation Time (the "Estimated Cash on Hand") and (v) the resulting calculation of the Estimated Cash Consideration. The Estimated Closing Statement shall have been prepared in accordance with the Accounting Principles, and in good faith in accordance with the terms of this Agreement and shall be reasonably satisfactory to

Buyer. Buyer and its representatives shall have been given reasonable access to the books and records of the Company relating to the Estimated Closing Statement.
1.3.    Payment of Purchase Price at the Closing. At the Closing:
(a)    Buyer shall deliver or cause to be delivered to Seller the Estimated Cash Consideration by wire transfer of immediately available funds to the account or accounts designated by Seller on Schedule 1.3(a);
(b)    Buyer shall deliver, or cause to be delivered, the Escrow Amount by wire transfer of immediately available funds to the Escrow Agent;
(c)    Buyer shall pay, or cause to be paid, on behalf of Seller, the Seller Transaction Expenses by wire transfer of immediately available funds as directed by Seller;
(d)    Buyer shall repay, or cause to be repaid, on behalf of the Company, all amounts necessary to discharge fully the then outstanding balance of all Indebtedness of the Company, by wire transfer of immediately available funds in accordance with the Payoff Letters; and
(e)    The closing certificates and other documents and agreements required to be delivered pursuant to this Agreement with respect to the Closing will be exchanged.
Notwithstanding anything to the contrary, Buyer may pay the Company any amounts treated as wages to a current or former employee of the Company, which shall pay such amounts, less applicable withholding Taxes, to the respective recipient through the Company's payroll system.
1.4.    Post-Closing Adjustment.
(a)    Final Closing Statement. As soon as practicable (but not later than ninety (90) days) following the Closing Date, Buyer shall prepare and deliver to Seller a statement (the "Closing Statement") setting forth in reasonable detail its calculation of (i) the Net Working Capital of the Company as of the Adjustment Calculation Time (the "Final Net Working Capital"), (ii) the Indebtedness of the Company as of the Closing (the "Final Indebtedness"), (iii) the Seller Transaction Expenses (the "Final Seller Transaction Expenses"), (iv) the Cash on Hand as of the Adjustment Calculation Time (the "Final Cash on Hand"), and (v) the resulting calculation of the Final Cash Consideration. The Closing Statement (and the calculations contained therein) shall be prepared in accordance with the Accounting Principles.
(b)    Protest Notice. Within thirty (30) days following receipt of the Closing Statement, Seller may deliver written notice (the "Closing Statement Protest Notice") to Buyer of any disagreement that Seller may have as to any amount included in or omitted from the Closing Statement. Such Closing Statement Protest Notice shall set forth in reasonable detail the basis of such disagreement together with the amount(s) in dispute. The failure of Seller to deliver such Closing Statement Protest Notice within the prescribed time period will constitute Seller's acceptance of the Closing Statement as determined by Buyer and shall be deemed final and binding upon the parties hereto. Seller and its accountant and other representatives shall be given reasonable access to the books and records relating to the Closing Statement during reasonable business hours for the purpose of verifying the Closing Statement and Buyer shall use commercially reasonable efforts to make its financial staff and advisors (with respect to the Business) available to Seller and its accountant and other representatives upon written request, and upon reasonable advance notice and during normal business hours during the review by them of the Closing Statement and the calculation of the

Final Net Working Capital, Final Indebtedness, Final Seller Transaction Expenses and Final Cash on Hand and the resolution by Buyer and Seller of any objections thereto.
(c)    Resolution of Protest. If Buyer and Seller are unable to resolve any disagreement as to any amount included in or omitted from the Closing Statement within thirty (30) days following Buyer's receipt of the Closing Statement Protest Notice, then the dispute shall be subject to mediation in accordance with Section 8.14. If, following such mediation, Buyer and Seller are unable to resolve any disagreement as to any amount included in or omitted from the Closing Statement, then the amounts in dispute will be referred to Crowe LLP (the "Accountants") (and Buyer and Seller hereby represent and warrant to one another that neither of them has previously engaged or worked with the Accountants such that the Accountants would not be independent as between Buyer and Seller) for final arbitration within forty-five (45) days after submitting the matter to the Accountants, which arbitration shall be final and binding on the parties hereto. The Accountants shall act as an arbitrator to determine, based solely on presentations by Buyer and Seller, and not by independent review, only those amounts still in dispute. With respect to their determination of each disputed item, the Accountants will exercise their discretion independently to resolve only the disputed items submitted to it within the range of differences between Buyer and Seller. Buyer and Seller agree to execute, if requested by the Accountants, a reasonable engagement letter. The costs and expenses of the Accountants shall be allocated between Buyer, on the one hand, and Seller, on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. For example, if Seller claims the Final Cash Consideration is $1,000 greater than the amount determined by Buyer, and Buyer contests only $500 of the amount claimed by Seller, and if the Accountants ultimately resolve the dispute by awarding Seller $300 of the $500 contested, then the costs and expenses of the Accountants will be allocated 60% (i.e., 300 ÷ 500) to Buyer and 40% (i.e., 200 ÷ 500) to Seller. The term "Final Closing Statement", as used in this Agreement, shall mean the definitive Closing Statement accepted by Seller or agreed to by Seller and Buyer in accordance with Section 1.4(b) or the definitive Final Closing Statement resulting from the determinations made by the Accountants in accordance with this Section 1.4(c) (in addition to those items theretofore accepted by Seller or agreed to by Seller).
(d)    Payment. Within five (5) days of the determination of the Final Closing Statement:
(i)    if the Final Cash Consideration as set forth on the Final Closing Statement is less than the Estimated Cash Consideration, Seller shall promptly cause an amount equal to the amount of such shortfall (the "Shortfall Amount") to be paid to Buyer by wire transfer of immediately available funds to the account(s) (and in such amounts) designated by Buyer; or
(ii)    if the Final Cash Consideration is greater than the Estimated Cash Consideration, then Buyer shall pay to Seller, by wire transfer of immediately available funds to the account(s) (and in such amounts) designated by Seller, the aggregate amount of such excess.
1.5.    Earnout.
(a)    Within forty-five (45) days following the last day of the Earnout Period, Buyer shall deliver to Seller a statement (the “Earnout Statement”) which sets forth a reasonably detailed calculation of the Earnout Period EBITDA. The Earnout Statement shall be accompanied by a certificate of Buyer’s Chief Financial Officer and the Company’s Chief Executive Officer, certifying that the Earnout Period EBITDA set forth in the Earnout Statement has been calculated in accordance with the Accounting Principles. If Seller has any objections to the Earnout Statement, then Seller shall deliver to Buyer a statement (a “Earnout Objections Statement”) setting forth in reasonable detail any disputes or objections (the “Earnout Objection

Disputes”) to the Earnout Statement and Seller’s proposed resolution of each such Earnout Objection Dispute. Seller shall be deemed to have agreed with all amounts and items contained in the Earnout Statement to the extent such amounts and items are not disputed in an Earnout Objections Statement. If an Earnout Objections Statement is not delivered to Buyer within forty-five (45) days after delivery of the Earnout Statement to Seller, then the Earnout Statement (and the Earnout Period EBITDA calculation contained therein) as originally delivered by Buyer shall be final, binding and non-appealable by the parties. If an Earnout Objections Statement is delivered to Buyer within forty-five (45) days after delivery of the Earnout Statement to Seller, then Seller and Buyer shall negotiate in good faith to resolve any Earnout Objection Disputes, but if they do not reach a final resolution within fifteen (15) days after the delivery of the Earnout Objections Statement (as evidenced by a written agreement signed by each of Seller and Buyer as to the Earnout Objection Disputes), Seller and Buyer shall retain the Accountants to resolve each unresolved Earnout Objection Dispute using the procedures for resolving disputes as described in Section 1.4(c). For purposes hereof, “Final Earnout Period EBITDA” shall mean the Earnout Period EBITDA, as finally determined in accordance with this Section 1.5(a), taking into account the resolution of all Earnout Objection Disputes. Following its delivery of the Earnout Statement, Buyer shall, and shall cause the Company to, reasonably cooperate with Seller and its accountants during normal business hours in connection with their review of the Earnout Statement and to provide any information reasonably requested by Seller and its accountants (including, but not limited to, the work papers, trial balances and other documents utilized or compiled by Buyer and its representatives in preparation of the Earnout Statement and the calculation of the Earnout Period EBITDA set forth therein) to verify the information contained in the Earnout Statement.
(b)    In the event that the Final Earnout Period EBITDA is greater than or equal to $1,436,571.95, then within three (3) Business Days of the final determination of the Final Earnout Period EBITDA pursuant to Section 1.5(a), Buyer shall pay to Seller (as additional consideration for the Company Units) an amount equal to $4,000,000.00 by wire transfer of immediately-available funds pursuant to written instructions provided by Seller to Buyer (any payment required by this Section 1.5(b) being the “Earnout Payment”).
(c)    Buyer shall not, directly or indirectly, take any actions in bad faith that would have the purpose of avoiding payment of, or reducing the amount of, the Earnout Payment. Without limiting the generality of the foregoing: (i) at all times during the Earnout Period, Buyer shall use its commercially reasonable efforts, in the ordinary course of business, to maximize the amount of Earnout Period EBITDA generated by the Business and (ii) during the Earnout Period, Buyer shall not take or fail to take any action whose primary purpose is to avoid, minimize, reduce or eliminate the Earnout Payment.
(d)    The right of Seller to receive any portion of the Earnout Payment (i) is solely a contractual right and is not a security for purposes of any federal or state securities Laws (and shall confer upon Seller only the rights of a general unsecured creditor under applicable state Law), (ii) will not be represented by any form of certificate or instrument, (iii) does not give Seller any dividend rights, voting rights, liquidation rights, preemptive rights or other rights common to holders of Buyer’s or the Company’s equity securities, (iv) is not redeemable and (v) may not be transferred, except, in the case of an entity, by operation of Law or, in the case of an individual, by will or the Laws of descent and distribution (and any transfer in violation of this Section 1.5(d) shall be null and void).
ARTICLE II.

CLOSING

2.1.    Closing. Subject to the conditions set forth herein, the consummation of the transactions that are the subject of this Agreement (the "Closing") shall occur at the offices of Honigman LLP, 155 North Wacker Drive, Chicago, Illinois 60606, or at such other place as Buyer and Seller may mutually agree upon in writing, or remotely by mail, facsimile, e-mail and/or wire transfer, in each case to the extent acceptable to the Parties hereto, at 10:00 a.m., Chicago time, on the date hereof and the Closing shall be deemed effective as of 11:59 p.m., New York, New York time, on the Closing Date. The date on which the Closing is to occur is herein referred to as the "Closing Date".
2.2.    Closing Deliveries of Seller. At the Closing, Seller will execute and deliver or cause to be executed and delivered, as applicable, to Buyer:
(a)    Tax Certificate. A non-foreign person affidavit from Seller, stating that Seller is not a "foreign person" as defined in Section 1445 of the Code.
(b)    Payoff Letters and Lien Discharges. A payoff letter from each holder of Indebtedness (a "Payoff Letter"), indicating that upon payment of a specified amount such holder shall release its security interest and agree to execute Uniform Commercial Code Termination Statements, or such other documents or endorsements necessary to release of record the security interests of all such holders, and evidence of the release or discharge of such financing statements, judgments, or other Liens on or against the Company Units or on any assets of the Business, in form and substance satisfactory to Buyer;
(c)    Officer's Certificate. A certificate executed by an officer of the Company to the effect that on and as of the Closing Date: (i) the certificate of formation and operating agreement (or similar organizational documents) of the Company delivered to the Buyer are true and correct; and (ii) the resolutions delivered to the Buyer of the board of managers (or equivalent governing body) and members (or similar persons) of the Company approving the transactions contemplated by this Agreement and the Transaction Documents are in full force and effect;
(d)    Good Standing Certificates. Certificates of each state of the United States where the Company is qualified to do business providing that the Company is in good standing in such state;
(e)    Third Party Consents. Copies of all consents and approvals of any Person (including Governmental Authorities (as defined in Section 3.3), whether federal, state or local) necessary to the consummation of the Closing and which are identified on Schedule 2.2(e);
(f)    Escrow Agreement. An escrow agreement by and among, Seller, Buyer and the Escrow Agent, in the form attached hereto as Exhibit A (the "Escrow Agreement");
(g)    Vendor Agreement. A vendor agreement, by and between Seller and Buyer, in the form attached hereto as Exhibit B (the "Vendor Agreement");
(h)    Transition Services Agreement. A transition services agreement, by and between Seller and the Company (the "Transition Services Agreement"); and
(i)    Instruments of Transfer. Certificates representing the Company Units, duly endorsed in blank or accompanied by duly executed equity powers;
(j)    Resignations. Written resignation notices from all directors and officers of the Company to take effect as of the Closing; and

(k)    Other Documents. All other previously undelivered documents, instruments or writings required to be delivered by Seller to Buyer at or prior to the Closing pursuant to this Agreement and such other documents and instruments as Buyer or its counsel reasonably shall deem necessary to consummate the transactions contemplated hereby.
All documents delivered to Buyer shall be in form and substance reasonably satisfactory to Buyer and its counsel.
2.3.    Closing Deliveries of Buyer. At the Closing, Buyer will execute and deliver or cause to be executed and delivered to Seller, as applicable, simultaneously with delivery of the items referred to in Section 2.2 above:
(a)    Transaction Documents. A counterpart signature from Buyer to the Escrow Agreement, Vendor Agreement and (on behalf of the Company) the Transition Services Agreement;
(b)    Resolutions. Certified copies of the resolutions of the board of directors of Buyer approving the transactions contemplated by this Agreement and the Transaction Documents; and
(c)    Other Documents. All other previously undelivered documents, instruments or writings required to be delivered by Buyer to Seller at or prior to the Closing pursuant to this Agreement and such other documents and instruments as Seller's counsel reasonably shall deem necessary to consummate the transactions contemplated hereby.
All documents delivered to Seller shall be in form and substance reasonably satisfactory to Seller and counsel for Seller.
2.4.    Tax Withholding. Notwithstanding anything in this Agreement to the contrary, Buyer (or its designee) and the Company shall be entitled to withhold and deduct from the consideration otherwise payable pursuant to this Agreement such amounts as any such Person is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and paid over to the appropriate Tax authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.
ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF SELLER
Seller hereby represents and warrants to Buyer as follows:
3.1.    Authority. Seller has full power, right and authority to enter into and perform Seller's obligations under this Agreement and each of the Transaction Documents to which Seller is a party. This Agreement and each of the Transaction Documents to which Seller is a party have been duly executed and delivered by Seller, and, assuming due and valid authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitute the valid and legally binding obligation of Seller and are enforceable against Seller in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the "Bankruptcy and Equity Exception").

3.2.    Title to Company Units. Seller owns of record and beneficially the Company Units set forth opposite Seller's name on Schedule 3.2, and Seller has good and marketable title to the Company Units, free and clear of all Liens. Seller is not a party to any option, warrant, purchase right or other contract or commitment (other than this Agreement) that could require Seller to sell, transfer or otherwise dispose of any Company Units. At the Closing, Seller shall sell, transfer and convey the Company Units owned by Seller to Buyer free and clear of all Liens. Other than the Company Units set forth opposite Seller's name on Schedule 3.2, Seller does not own any other Company Units of, securities, instruments or rights convertible into Company Units or options, warrants or other rights to acquire Company Units.
3.3.    Transaction Not a Breach. Except as set forth on Schedule 3.3, the execution, delivery and performance by Seller of this Agreement and the Transaction Documents to which Seller is a party and the consummation of the transactions contemplated hereby or thereby will not, or would not: (a) violate or conflict with or result in a breach of or default under any provision of any law, statute, rule, regulation, order, permit, by law, enactment, ordinance, directive, judgment, injunction, decree or other decision of any Governmental Authority (each a "Law" and, collectively, "Laws"), in each case applicable to Seller; (b) constitute (with or without due notice or lapse of time or both) a default under or an event which would give rise to any right of notice, modification, acceleration payment or cancellation under or permit any party to terminate under any material contract, agreement, indenture, mortgage, note, bond, license or other instrument or obligation of Seller or by which the assets of Seller may be bound or subject; (c) result in the creation or imposition of any Lien upon any of the Company Units or any other assets of the Business; or (d) require any material authorization, consent, order, approval, filing, registration, exemption or other action by, or notice to, any court, arbitral body, administrative or governmental body, department, commission, board, agency or instrumentality, legislative, executive or regulatory authority or agency (whether foreign or domestic), including, without limitation, any airport authorities or the Federal Aviation Administration (each, a "Governmental Authority") or other Person.
3.4.    Litigation. There is no claim, action, cause of action or suit (whether in contract, tort, eminent domain, or otherwise), litigation (whether at law or in equity, whether civil or criminal), controversy, assessment, grievance, arbitration, investigation, hearing, charge, complaint, demand, notice, audit, inquiry, notice of violation, order, or other proceeding (each a "Proceeding" and, collectively "Proceedings") pending or, to the Company's Knowledge, threatened against or affecting Seller in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with the transactions contemplated hereby.
ARTICLE IV.

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY
Seller hereby represents and warrants to Buyer as follows:
4.1.    Authority. The Company has full limited liability company power, right and authority to, enter into and perform its obligations under this Agreement and each of the Transaction Documents to which it is a party. The execution, delivery and performance of this Agreement and each of the Transaction Documents to which the Company is a party has been duly and properly authorized by the Company by all requisite action in accordance with applicable law and with the Charter Documents of the Company. This Agreement and each of the Transaction Documents to which the Company is a party have been duly executed and delivered by the Company, and, assuming due and valid authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitute the valid and legally binding obligations of the Company and are enforceable against the Company in accordance with their respective terms, subject to the Bankruptcy and Equity Exception.

4.2.    Organization and Qualification of the Company. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the state of its formation. The Company has full limited liability company power and authority to carry on its business as now being conducted and as currently proposed to be conducted and to own, lease or otherwise hold the properties and assets it now owns, leases or otherwise holds. The Company is duly qualified or licensed to do business and is in good standing as a foreign limited liability company in each of the jurisdictions listed on Schedule 4.2, and there are no other jurisdictions in which the conduct of its business or the ownership or lease of its assets requires such qualification under applicable law, except where the failure to be so qualified would not have a material adverse effect on its business. Except as set forth on Schedule 4.2, the Company does not own or otherwise hold, directly or indirectly, any stock, partnership interest, joint venture interest or other equity interest in any corporation, trust, partnership, joint venture or other entity, other than investments in money market funds or other similar liquid investments. Except as set forth on Schedule 4.2, the Company has no Subsidiaries. Complete and correct copies of the Charter Documents of the Company and all amendments thereto to date, certified (as applicable) by the Secretary of State of, or other appropriate Governmental Authority for, its jurisdiction of formation have been delivered to Buyer. Schedule 4.2 sets forth a list of all of the officers and directors (or similar persons) of the Company.
4.3.    Transaction Not a Breach. Except as set forth on Schedule 4.3, the execution, delivery and performance by the Company of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby or thereby will not, or would not: (a) violate or conflict with or result in a breach of or default under any provision of any Law, which is applicable to the Company or by which any of the Company Units are bound; (a) violate or conflict with or constitute a default under the Charter Documents of the Company; (a) constitute (with or without due notice or lapse of time or both) a default under or an event which would give rise to any right of notice, modification, acceleration payment or cancellation under or permit any party to terminate any material Contract, Permit, agreement, indenture, mortgage, note, bond, license or other instrument or obligation of the Company or by which the assets of the Company may be bound or subject; (a) result in the creation or imposition of any Lien upon any of the Company Units or any assets of the Business; or (a) require any authorization, consent, order, approval, filing, registration, exemption or other action by, or notice to, any Governmental Authority, except in the case of clause (c) above, for the failure to obtain any such authorization, consent, order, approval, filing, registration, exemption or other action or to furnish any required notice, in each case that would not, individually or in the aggregate, reasonably be expected to be material to the Business.
4.4.    Capitalization; Title to Company Units.
(a)    The authorized issued and outstanding Company Units, the holders of the Company Units and the address of each such holder are set forth on Schedule 4.4. All of the issued and outstanding Company Units have been duly authorized, are validly issued, fully paid, and nonassessable, and are held of record and owned beneficially by Seller, free and clear of all Liens, and are not subject to, nor issued in violation of, any preemptive rights, rights of first refusal, co-sale or participation right, preemptive right, subscription right or any other similar right. The Company has not violated any securities Laws in connection with the offer, sale or issuance of its Company Units. There are no declared or accrued but unpaid dividends with respect to any of the Company Units.
(b)    There are no outstanding securities, options, warrants, calls, rights, convertible or exchangeable securities or contracts or obligations of any kind (contingent or otherwise) to which the Company is a party or by which it is bound obligating the Company, directly or indirectly, to issue, deliver or sell, or cause to be issued, delivered or sold, additional equity interests of the Company or obligating the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, contract or obligation. There are no outstanding obligations of the Company (contingent or otherwise) to repurchase, redeem or otherwise acquire, directly or indirectly, any equity interests (or options or warrants to acquire any such equity interests) of the Company, and there are no outstanding rights to cause the Company to register its securities or which otherwise relate to the registration of any securities of the Company. There are no outstanding equity-appreciation rights, equity-based performance units, "phantom" equity rights or other contracts or obligations of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, equity value or other attribute of the Company or its businesses or assets or calculated in accordance therewith. There are no agreements by Seller with respect to the voting or transfer of the Company Units or with respect to any other aspect of the Company's affairs. There are no bonds, debentures, notes or other indebtedness of the Company outstanding having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which any equity holders of the Company may vote.
4.5.    Absence of Certain Developments. Except as set forth on Schedule 4.5, since January 1, 2019, the Company has not:
(a)    amended any of its Charter Documents;
(b)    issued or sold any Company Units, securities convertible into Company Units or other equity securities, or warrants, options or other rights to purchase Company Units or other equity securities;
(c)    declared, set aside or made any material payment or distribution of cash or other property to any of its equity holders with respect to its Company Units or otherwise, or purchased, redeemed or otherwise acquired any Company Units or other equity securities (including any warrants, options or other rights to acquire its Company Units or other equity securities);
(d)    entered into, amended or terminated any material Contract, entered into any other material transaction, whether or not in the ordinary course of business or consistent with past practice, or changed in any significant respect any business practice (in anticipation of the transactions contemplated hereby or otherwise);
(e)    (i) acquired (by merger, consolidation, acquisition of securities or assets or otherwise) or organized any Person, (ii) acquired any rights, assets or properties other than in the ordinary course of business or (iii) acquired any equity interest or other securities of any Person;
(f)    sold, assigned, transferred, leased or licensed any of its material tangible assets, except in the ordinary course of business;
(g)    sold, assigned, transferred, leased, licensed or otherwise encumbered any Intellectual Property (other than by granting non‑exclusive licenses of Intellectual Property to customers pursuant to written agreements in connection with the sale of products or the provision of services in the ordinary course of business);
(h)    disclosed any Confidential Information to any Person except on terms requiring that Person to maintain the confidentiality of, and preserving all rights of the Company in, such Confidential Information;

(i)    taken or failed to take any material action that could reasonably be expected to result in the loss, lapse or abandonment of any Intellectual Property or Confidential Information;
(j)    mortgaged or encumbered or permitted any of its assets to become subject to any Liens, other than Permitted Liens;
(k)    made or granted any bonus or any compensation or salary increase to any former or current employee or group of former or current employees (except in the ordinary course of business), or made or granted any increase in any employee benefit plan or arrangement, or amended or terminated any existing employee benefit plan or arrangement or employment or severance agreement or adopted any new employee benefit plan or arrangement or employment or severance agreement;
(l)    suffered any material damage, destruction or other casualty loss with respect to material property owned by the Company or waived any rights of material value;
(m)    incurred, authorized or committed to make any capital expenditure (or series of related capital expenditures) that exceeds $25,000 in the aggregate;
(n)    accelerated the collection of accounts receivable, delayed the purchase of supplies, delayed capital expenditures, repairs or maintenance, or delayed payment of accounts payable or accrued expenses;
(o)    taken any action or failed to take any action that has had, or could reasonably be expected to have, the effect of accelerating to pre‑Closing periods sales to customers or others that would otherwise be expected to occur after the Closing (including any failure to market and sell its products in normal commercial quantities and through normal commercial channels prior to the Closing);
(p)    changed its accounting policies or cash management practices or canceled any debts owed to it or claims held by it;
(q)    (i) made or changed any Tax election or changed any method of tax accounting, (ii) settled or compromised any federal, state, local or foreign Tax liability or assessment, (iii) filed any amended Tax return, (iv) entered into any closing agreement relating to any Tax, (v) agreed to an extension or waiver of a statute of limitations period applicable to any Tax claim or assessment, (vi) surrendered any right to claim a Tax refund, (vii) incurred any Liability for Taxes outside the ordinary course of business, (viii) failed to pay any Tax that becomes due and payable (including any estimated tax payments), (ix) prepared or filed any Tax Return in a manner inconsistent with past practice, or (x) taken any other similar action relating to the filing of any Tax Return or the payment of any Tax;
(r)    failed to maintain in full force and effect any insurance policy in effect, except for any policy replaced by a new or successor policy of substantially similar coverage;
(s)    terminated, amended, failed to renew or preserve or failed to maintain in full force and effect any (i) material permit or (ii) registration or application for any Intellectual Property, except for amendments completed in the ordinary course of business; or
(t)    agreed, whether orally or in writing, to do any of the foregoing.
4.6.    Compliance with Applicable Laws. The Company is and has been in material compliance with all Laws applicable to it or the operation, use, occupancy or ownership of its assets or properties or conduct of the Business, and neither the Company nor Seller has received written or oral notice from any Governmental Authority regarding any failure to so comply. Neither the Company nor Seller has (i) been subject to any adverse inspection, finding, investigation, penalty assessment, audit or other compliance or enforcement action or (ii) made any bribes, kickback payments or similar payments of cash or other consideration or paid any remuneration, in cash or in kind, in violation of 42 U.S.C. § 1320a-7b(b) or similar provisions of applicable Law, that is capable of forming the basis of criminal prosecution of, or civil action against, the Company or Seller. The Company has not certified, represented or otherwise indicated (either orally or in writing) to any Person, including any Governmental Authority, that it is a woman- or minority-owned business, small business or any other similar designation that entitles the Company or the Business to a favored status or benefits.
4.7.    Financial Statements.
(a)    Schedule 4.7 contains true and complete copies of the following financial statements of the Company (the "Financial Statements"):
(i)    the unaudited balance sheets of the Company as of March 31, 2018 and 2019, and the related statements of income and cash flows, for the years then ended; and
(ii)    the unaudited balance sheet of the Company as of July 31, 2019 (the "Latest Balance Sheet"), and the related statement of income and cash flows for the four (4)-month period then ended (the "Interim Financials").
(b)    Each of the Financial Statements is complete and correct in all material respects, is consistent with the books and records of the Company (which are accurate and complete in all material respects) and accurately and completely, in all material respects, present the Company's and the Business's financial condition, assets and Liabilities as of their respective dates and the results of operations and cash flows for the periods related thereto in accordance with the Accounting Principles consistently applied throughout the periods covered thereby, and except that the Interim Financials are subject to normal year-end adjustments or accruals and lack footnote disclosures, which year-end adjustments, accruals or lack of footnote disclosures are not, individually or in the aggregate, material. The reserves reflected in the Financial Statements are reasonable and have been calculated in a consistent manner.
(c)    The Company has no debts, Liabilities or obligations of any nature (whether accrued, absolute, contingent, direct, indirect, perfected, inchoate, unliquidated or otherwise and whether due or to become due), including, without limitation, Liabilities or obligations on account of Taxes or governmental charges or penalties, interest or fines thereon or in respect thereof, except (i) to the extent reflected and accrued for or reserved against in the Financial Statements, (ii) for Liabilities and obligations incurred in the ordinary and usual course of business consistent with past custom and practices since the date of the Latest Balance Sheet, which, individually or in the aggregate, are not reasonably expected to be material to the Business, (iii) Liabilities (which are current) relating to future performance under the assumed Contracts, but in no event any Liability arising out of any breach, nonperformance or defective performance by the Company of any such Contract; (iv) Liabilities under this Agreement and the Transaction Documents to which the Company is a party; and (v) Liabilities specifically reflected on the Closing Statement and taken into account as a reduction in the calculation of the Net Working Capital or Liabilities constituting Seller Transaction Expenses.
(d)    Except as set forth on Schedule 4.7(d) the Company has no Indebtedness.

4.8.    Assets.
(a)    Personal Property. Schedule 4.8(a) is a list of the (i) depreciable fixed assets owned by the Company and (ii) other tangible assets with a replacement value greater than $5,000 owned by the Company (collectively, the "Personal Property"). Schedule 4.8(a) also identifies each item of personal property leased by the Company with a remaining lease term longer than twelve (12) months.
(b)    Title and Condition. Except as set forth on Schedule 4.8(b), the Company has good and valid title to, a valid leasehold interest in, or a valid license to use all machinery, equipment, personal properties, vehicles and other tangible assets used in or related to the Business as conducted as of the Closing or proposed to be conducted. Such personal property and assets are sufficient and suitable (both as to quantity and quality) in all material respects for the conduct of the Business as presently conducted and as currently proposed to be conducted. All of the Company's machinery, equipment, personal properties, vehicles and other tangible assets are operated in conformity with all applicable laws and regulations, are structurally sound (in the case of the buildings and improvements), are maintained in accordance with law and normal industry practice, are in good condition and repair, except for reasonable wear and tear not caused by neglect or deferred maintenance, and are usable in the ordinary course of business.
4.9.    Taxes. Except as set forth on the attached Schedule 4.9:
(a)    All Tax Returns required to be filed with respect to the Company have been duly and timely filed in all required jurisdictions, and all such Tax Returns are true, correct and complete in all material respects and were prepared in substantial compliance with all applicable laws and regulations. The Company has duly and timely paid all Taxes (including estimated taxes) due and payable (whether or not shown on any Tax Return). The unpaid Taxes of the Company did not, as of the date of the Interim Financials, exceed the Tax Liability accrued on the Interim Financials and will not exceed such accrual as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Company in filing its Tax Returns.
(b)    The Company has deducted, withheld and timely paid to the appropriate Governmental Authority all Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, independent contractor, creditor, owner or other third party, and the Company has timely and accurately complied with all reporting and record keeping requirements related thereto, including filing of Forms W–2 and 1099s (or other applicable forms).
(c)    There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the Company Units or assets used in the Business. No Governmental Authority has threatened in writing that it is in the process of imposing any Lien for Taxes on the Company Units or assets of the Company.
(d)    The Company has not waived any statute of limitations in respect of Taxes, agreed to any extension of time with respect to a Tax assessment or deficiency, or consented to extend the period in which any Tax may be assessed or collected by any Tax authority, and no such request to waive or extend is outstanding. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return.
(e)    No federal, state, local, or non-U.S. tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Company. The Company has not received from any federal, state, local, or non-U.S. taxing authority (including jurisdictions where the Company has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, or (ii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Company.
(f)    No claim has ever been made by an authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.
(g)    The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of income Tax Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date, (v) intercompany transaction or excess loss account described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law), (vi) election by the Company under Section 108(i) of the Code (or any corresponding or similar provision of income Tax Law) or (vii) any use of an improper method of accounting for a taxable period ending on or prior to the Closing Date.
(h)    The Company is not a party to or bound by any Tax allocation, indemnification or sharing agreement other than any agreement entered into in the ordinary course of business that does not primarily relate to Taxes.
(i)    The Company (i) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than the Seller Affiliated Group) or (ii) has no Liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise.
(j)    Schedule 4.9(j) lists all the states with respect to which the Company files any Tax Returns.
(k)    The Company is not a partner or a member of any partnership, limited liability company or joint venture, or any other entity classified as a partnership for federal income tax purposes.
(l)    The Company is not a party to any "reportable transaction," as defined in Section 6707A(c)(1) of the Code.
(m)    The Company has correctly classified those individuals performing services as common law employees, leased employees, independent contractors or agents of the Company.
(n)    The Company (i) has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code and (ii) is not a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any "excess parachute payment" within the meaning of Sections 280G of the Code.
(o)    The Company is not subject to Tax in any jurisdiction outside the United States by virtue of (i) having a permanent establishment or other place of business in that jurisdiction or (ii) having a source of income in that jurisdiction.

(p)    Each of Global Aviation Services, GAS, LLC, a Florida limited liability company, and North Carolina Aviation Services, LLC, a New Mexico limited liability company, has been classified as a disregarded entity for federal (and, as applicable, state and local) income Tax purposes at all times since their formation. No election has been made pursuant to Treasury Regulations §301.7701-3(c) that would cause Global Aviation Services, GAS, LLC and North Carolina Aviation Services, LLC to be classified as a corporation for federal income Tax purposes (or, as applicable, any state or local income Tax purposes).
4.10.    Contracts.
(a)    As of the date hereof, except as set forth on Schedule 4.10, the Company is not a party to any written or oral Contract that: (i) involves performance of services or delivery of goods or materials either to or from the Company of an amount or value in excess of $10,000 individually or $25,000 in the aggregate or in excess of $25,000 during any calendar year; (ii) was not entered into in the ordinary course of business; (iii) cannot be terminated by the Company upon less than ninety (90) days' notice or without penalty; (iv) requires the Company to purchase its total requirements of a good or service from another Person or that includes a "take or pay" or similar provision; (v) is a collective bargaining agreement or otherwise involves a labor union or other representative of a group of employees relating to wages, hours or conditions of employment; (vi) restricts the Company's business activities or limits the right or ability of the Company in any material respect to engage in any line of business or to compete with another Person; (vii) involves the grant of a power of attorney of the Company to another Person; (viii) relates to a joint venture, partnership, strategic alliance or similar arrangement or that involves a sharing of profits, losses, costs or Liabilities with another Person; (ix) is an employment or consulting agreement or involves the engagement of an independent contractor; (x) provides for payment to or by a Person based on sales, purchases, profits or other metrics other than direct payment for goods or services; (xi) is a franchise agreement or a sales promotion, market research, marketing, advertising or similar Contract; (xii) is a loan, credit or similar Contract or that otherwise relates to Indebtedness; (xiii) grants a Lien on any of the assets of the Company; (xiv) is with a Governmental Authority; (xv) involves or relates to the acquisition of a business or a material amount of assets, properties or securities of another Person (whether by merger, sale of stock, sale of assets, lease, license or otherwise); (xvi) provides for the indemnification by the Company of another Person or the assumption or guaranty by the Company of a Liability or obligation of another Person; or (xvii) grants another Person "most favored nation status" or any similar type of Contract.
(b)    Correct and complete copies of the Contracts required to be set forth on Schedule 4.10 have previously been furnished to Buyer. Except as set forth on Schedule 4.10, all of the Contracts required to be listed in Schedule 4.10 remain enforceable against the counterparty thereto without the consent, approval, novation or waiver of any third party, subject to the Bankruptcy and Equity Exception. The Company is not in default nor has any event occurred which, with the giving of notice or the passage of time or both, would constitute a default, under any Contract required to be listed in Schedule 4.10, and no event has occurred which, with the giving of notice or the passage of time or both, would constitute a default by any other party to any such Contract or obligation. Each of the Contracts required to be listed in Schedule 4.10 is in full force and effect with respect to the Company and, to the Company's Knowledge, the other party thereto, is valid and enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is not subject to any claims, charges, setoffs or defenses.
4.11.    Real Property.
(a)    Schedule 4.11 attached hereto contains a complete list of all real property leased or subleased by the Company (individually "Leased Real Property" and collectively, the "Leased Realty"). The Company has a valid leasehold interest in each Leased Real Property, subject only to Permitted Liens. The

Company has previously delivered to Buyer correct and complete copies of each of the leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for the Leased Realty (the "Realty Leases"). With respect to each Realty Lease: (i) the Realty Lease is legal, valid, binding, enforceable and in full force and effect (except as such enforceability may be limited by (A) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors rights generally and (B) general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity); (ii) neither the Company nor, to the Company's Knowledge, any other party to the Realty Lease is in material breach or default, and no event has occurred which, with notice or lapse of time or both, would constitute such a breach or default or permit termination, modification or acceleration under the Realty Lease; (iii) the Realty Lease has not been modified, except to the extent that such modifications are disclosed by the documents delivered to Buyer; (iv) the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Realty Lease; and (v) the terms and conditions of the Realty Lease will not be affected by, nor will the Realty Lease be in default as a result of, the completion of the transactions contemplated by this Agreement.
(b)    The Company does not own, and has never owned, any real property.
4.12.    Litigation. Except as set forth on Schedule 4.12, there is no Proceeding pending or, to the Company's Knowledge, threatened against the Company, the Business or the Company Units (or to the Company's Knowledge, pending or threatened against any of the officers, directors or key employees of the Company with respect to the Business), or to which the Company is otherwise a party, nor is there any reasonable basis for such a Proceeding. The Company is not subject to, and the Business and the Company Units are not bound by, any judgment, order or decree of any court or Governmental Authority. The Company is not currently engaged in any Proceeding to recover monies due it or for damages sustained by it. Schedule 4.12 sets forth a list of all closed litigation matters relating to the Company (including predecessors) or the Business to which the Company was a party during the three (3) years preceding the date hereof, the date such litigation was commenced or concluded, and the nature of the resolution thereof (including amounts paid in settlement or judgment).
4.13.    Intellectual Property. Schedule 4.13 sets forth a true, correct, and complete list and description of all (i) Intellectual Property owned by the Company and (ii) Intellectual Property that are not owned by the Company but are material to the Business, that are in each case of subsection (i) and (ii) registered with a governmental authority. Except as set forth on Schedule 4.13, the Company owns and possesses all right, title and interest in and to, or have a valid and unrestricted right to exploit, free and clear of all Liens, all of the Intellectual Property used in or necessary for the conduct and operation of the Business as presently conducted. There is no pending or threatened claim by any third party contesting the validity, enforceability, use or ownership of any such Intellectual Property and there is no reasonable basis for any such claim. Except as set forth on Schedule 4.13, neither the Company nor any of their registered agents have received or is aware of any pending or threatened claims of infringement or misappropriation of, or conflict with any Intellectual Property of any third party. Neither the Company nor the Business have infringed, misappropriated or otherwise violated any Intellectual Property of any third parties, and to Company's knowledge, no third party is infringing, misappropriating, diluting or violating the rights of the Company in any of the Intellectual Property.
4.14.    Material Adverse Effect. Since January 1, 2019, no fact, event or circumstance has occurred or arisen that, individually or in combination with any other fact, event or circumstance, has had or would reasonably be expected to have a material adverse effect on the Business.

4.15.    Insurance Policies. Schedule 4.15 is a correct and complete list and description, including policy number, coverage and deductible, of all insurance policies owned by the Company (the "Insurance Policies"), correct and complete copies of which policies have previously been delivered to Buyer. The Company has not received any written (or, to the Company's Knowledge, oral) notice of cancellation or intent to cancel or increase or intent to increase premiums in any material respect with respect to such Insurance Policies. Schedule 4.15 also contains a list of all pending claims and any claims in excess of $25,000, individually or for a series of related claims in the past three (3) years with any insurance company by the Company (including predecessors) and any instances within the previous three (3) years of a denial of coverage relating to the Business or the Company (including predecessors) by any insurance company. Each Insurance Policy is in full force and effect and the Company is not in default with respect to its obligations under any of such Insurance Policies. The Company is current in all premiums or other payments due under the Insurance Policies and has otherwise complied in all material respects with all of its obligations under each Insurance Policy. The Company has given timely notice to the insurer of all material claims that may be insured thereby, and insurance coverage of such claims has not been denied or disputed by any insurer. No Insurance Policy provides for any retrospective premium adjustment or other experience based Liability on the part of the Company.
4.16.    Licenses and Permits. The Company owns, holds, possesses or lawfully uses all the permits, licenses, registrations, authorizations, industry certifications, consents, certificates, orders, franchises, variances and approvals of Governmental Authorities or other Persons necessary for the ownership, use, occupancy or operation of the Business and the conduct and operation of the Business, all of which are identified on Schedule 4.16 ("Permits"). The Company is in compliance in all material respects with such Permits, all of which are in full force and effect, and neither the Company nor Seller has received any written notices (or to the Company's Knowledge, any oral notice) to the contrary.
4.17.    Welfare and Benefit Plans. Schedule 4.17 is a true and complete list of all material employment, change in control or similar agreements, equity or equity based plans or agreements, severance pay, vacation, sick leave, fringe benefit, medical, dental, life insurance, disability or other welfare plans, programs or agreements, savings, profit sharing, pension or other retirement plans, programs or agreements and all bonus or other incentive plans, contracts, agreements, arrangements, policies, programs, practices or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, including each "employee benefit plan", within the meaning of Section 3(3) of ERISA (collectively, the "Employee Benefit Plans") sponsored, maintained or contributed to by the Company or by any corporation or any trade or business, whether or not incorporated, that together with the Company would be deemed a "single employer" within the meaning of Section 4001(b) of ERISA (an "ERISA Affiliate") and in which any one or more of the current or former employees or directors of the Company participates or is eligible to participate or has previously participated in and for which the Company or an ERISA Affiliate has any Liability. The Company has furnished Buyer with, or made available to Buyer, if any and if applicable to the Company, true and complete copies of all Employee Benefit Plans that have been reduced to writing; and related trust agreements, annuity contracts, IRS determination letters and rulings, the most recent determination letter request, copies of all material applications and material correspondence to or from the IRS or Department of Labor in the past three years, summary plan descriptions, all material communications to employees regarding any Employee Benefit Plan in the past three years; and annual reports on Form 5500, Form 990, actuarial reports, and PBGC Forms 1 for the most recent three (3) Plan years. The Company does not participate in any multiemployer or defined pension plans.
(a)    No Liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and, to the Company's Knowledge, no condition exists that is reasonably likely to create such a Liability to the Company or any ERISA Affiliate.

(b)    Except as set forth on Schedule 4.17(c), the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of the Company or any ERISA Affiliate to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, or (ii) result in forfeiture, accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer.
(c)    Each Employee Benefit Plan has been maintained, in form and operation, in compliance in all material respects with its terms and all applicable Laws, including, without limitation, ERISA and the Code. There has been no material failure of an Employee Benefit Plan that is a group health plan (as defined in Section 5000(b)(1) of the Code) to meet the requirements of Section 4980B(f) of the Code with respect to a qualified beneficiary (as defined in Section 4980B(g) of the Code). Neither the Company nor any ERISA Affiliate has contributed to a nonconforming group health plan (as defined in Section 5000(c) of the Code).
(d)    There are no pending, or to the Company's Knowledge, threatened or reasonably anticipated claims by or on behalf of any Employee Benefit Plan, by any employee or beneficiary covered under any such Employee Benefit Plan, or otherwise involving any such Employee Benefit Plan (other than routine claims for benefits). All Employee Benefit Plans providing welfare benefits, if any, are self insured.
(e)    The Company has no obligation to provide post-employment welfare benefits other than as required under Section 4980B of the Code or any similar provision of state law.
4.18.    Health, Safety and Environment.
(a)    The Company has complied with and is in compliance with all Environmental Laws in all material respects, has no Liabilities, including corrective, investigatory or remedial obligations arising under Environmental Laws and has not received any oral or written notice, report or information regarding any Liabilities, including corrective, investigatory or remedial obligations arising under Environmental Laws;
(b)    As of the Closing Date, except as set forth on Schedule 4.18, the Company owns, holds, possesses and maintains all permits, licenses, registrations, and insurance required by Environmental Laws for the occupancy, conduct and operation of the Business as presently conducted and operated; and
(c)    The Company has complied in all material respects with and is in compliance in all material respects with such permits, licenses and registrations, all of which are in full force and effect.
4.19.    Employees. Except as set forth on Schedule 4.19, (a) the Company is not a party to or obligated with respect to any outstanding contracts with current or former employees, agents, consultants, advisers, sales representatives or independent contractors that are not terminable by the Company without penalty on less than sixty (60) days' notice; (b) the Company is not a party to any collective bargaining agreement or other contract or relationship with any labor organization; (c) the Company has not knowingly engaged in any unfair labor practices within the meaning of the National Labor Relations Act; (d) the Company has complied in all material respects with all Laws relating to the employment of labor, including (without limitation) provisions thereof relating to employee classification, wages, hours, uniform allowances, vacation, meals, rest, affirmative action, human rights, immigration, employment standards, workplace safety, equal opportunity, collective bargaining, and the payment of all required taxes and other withholdings; (e) there are no Proceedings pending or threatened against the Company concerning any matters relating to the employment of labor; (f) no union organizing or decertification activities are known by the Company to be underway or threatened, and no such activities have occurred in the past three (3) years; and (g) there is no strike, slowdown, work stoppage, lockout or other material labor dispute pending or threatened, and no such dispute has occurred in the past three (3) years. Within the past three (3) years, the Company has not implemented any layoffs that are reasonably likely to implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar or related Law governing mass layoffs. All employees of the Business are employed by the Company. There are no known consensual or non-consensual sexual relationships between any legal or beneficial owner, officer or supervisor-level employee of the Company, on the one hand, and any direct report or other subordinate of any of the foregoing individuals, on the other hand.
4.20.    Workers' Compensation. Schedule 4.20 sets forth all expenses, obligations, duties and Liabilities relating to any claims by employees (including dependents and spouses) of the Company or any ERISA Affiliate (or predecessors) made since January 1, 2016, for costs, expenses and other Liabilities under any workers' compensation laws, regulations, requirements or programs and any other medical costs and expenses in excess of $10,000 for any single claim or $25,000 for any series of related claims.
4.21.    Customers and Suppliers.
(a)    Schedule 4.21(a) lists each of the ten (10) largest customers of the Company for the twelve (12) month period ending on December 31, 2018. No customer listed on Schedule 4.21(a) (i) has stopped or materially decreased, (ii) has threatened to stop, or materially decrease the rate of, (iii) as a result of the transactions contemplated by this Agreement, is reasonably likely to stop or materially decrease the rate of, purchasing materials, products or services from the Company or (iv) has changed or threatened to change the terms of the pricing currently in effect with such customer.
(b)    Schedule 4.21(b) lists each of the ten (10) largest suppliers of the Company for the twelve (12) month period ending on December 31, 2018. No supplier listed on Schedule 4.21(b) (i) has changed sales terms, stopped or materially decreased, (ii) has threatened to change sales terms, stop, or materially decrease the rate of, or (iii) as a result of the transactions contemplated by this Agreement, is reasonably likely to change sales terms, stop or materially decrease the rate of, selling materials, products or services to the Company.
4.22.    Affiliate Transactions. Except as set forth in Schedule 4.22, no present Affiliate of the Company: (a) owns any property or right, whether tangible or intangible, which is used by the Company; (a) has any claim or cause of action against the Company; (a) owes any money to the Company or is owed money from the Company;(a) is a party to any Contract or other arrangement, written or oral, with the Company; or (a) provides services or resources to the Company or is dependent on services or resources provided by the Company. Schedule 4.22 sets forth every business relationship (other than normal employment relationships) between the Company, on the one hand, and the Company's present or former equityholder, partners, officers, directors, employees or members of their families (or any entity in which any of them has a material financial interest, directly or indirectly), on the other hand.
4.23.    Broker Fees. Except as set forth on Schedule 4.23, the Company has not employed any broker, finder or agent or has incurred or will incur any obligation or Liability to any broker, finder or agent with respect to the transactions contemplated by this Agreement or otherwise, and all fees and expenses and other obligations payable in connection with or as a result of such agreements will be paid by Seller, and Buyer will have no obligations in respect thereof.
ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:
5.1.    Organization, Qualification and Authority. Buyer is a corporation organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has all requisite corporate power and authority to own, operate and lease its properties and carry on its businesses as now conducted. Buyer is duly licensed and qualified to do business in and is in good standing under the laws of each jurisdiction where the failure to do so would materially adversely affect the business of Buyer or the Buyer's ability to consummate the transactions contemplated by this Agreement and each of the Transaction Documents to which it is a party. Buyer has the full power and authority to own, lease and operate its properties and assets as presently owned, leased and operated and to carry on its business as it is now being conducted. Authorization. Buyer has the full corporate power, right and authority to enter into and perform its obligations under this Agreement and each of the Transaction Documents to which it is a party. The execution, delivery and performance of this Agreement and each of the Transaction Documents to which Buyer is a party have been duly and properly authorized by Buyer by all requisite action in accordance with applicable law and with the Charter Documents of Buyer. This Agreement and each of the Transaction Documents to which Buyer is a party have been duly executed and delivered by Buyer, and, assuming due and valid authorization, execution and delivery hereof and thereof by the other parties thereto, constitute the valid and legally binding obligation of Buyer and are enforceable against Buyer in accordance with their respective terms, except as may be limited by the Bankruptcy and Equity Exception.
5.2.    Transaction Not a Breach. The execution, delivery and performance by Buyer of this Agreement and the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby or thereby will not: (a) violate or conflict with or result in a breach of or default under any provision of any Laws; (b) constitute a default under the Charter Documents of Buyer; (c) constitute a default or an event which would permit any party to terminate, or accelerate the maturity of any indebtedness or other obligation under, any material Contract, agreement, indenture, mortgage, note, bond, license or other instrument to which Buyer is a party or by which Buyer or Buyer's properties is bound or subject; or (d) require any material authorization, consent, order, approval, filing, registration, exemption or other action by, or notice to, any Governmental Authority or other Person.
5.3.    Broker Fees. Buyer has not employed any broker, finder or agent or has not incurred or will not incur any obligation or Liability to any broker, finder or agent with respect to the transactions contemplated by this Agreement or otherwise for which Seller could become liable or obligated.
5.4.    Litigation. There is no action, suit, claim, lawsuit, litigation, investigation, audit, arbitration, mediation or proceeding pending or, to the knowledge of Buyer, threatened, against Buyer before any Governmental Authority that (a) questions the validity of this Agreement or any Transaction Document to which Buyer is a party or any action taken or to be taken by Buyer in connection with, or which seeks to enjoin or obtain monetary damages in respect of, this Agreement or any Transaction Document to which Buyer is a party or (b) individually or in the aggregate, would adversely affect the ability of Buyer to perform Buyer's obligations under and consummate the transactions described in this Agreement or any Transaction Document to which Buyer is a party.
5.5.    Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the Business, results of operations, prospects, condition (financial or otherwise) or assets of the Company, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller and the Company for such purpose. Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied solely upon its own investigation and the express representations and warranties of Seller set forth in Articles III and IV of this Agreement (including the related portions of the Schedules); and (b) none of Seller, the Company or any other Person has made any representation or warranty as to Seller, the Company or this Agreement, except as expressly set forth in Articles III and IV of this Agreement (including the related portions of the Schedules). Notwithstanding the foregoing, nothing herein shall limit or restrict a claim for fraud arising out of this Agreement or the transactions contemplated hereby.
ARTICLE VI.
COVENANTS
6.1.    Tax Matters.
(a)    Seller shall, (X) indemnify and reimburse the Buyer Indemnified Parties and hold each of them harmless from and against any loss, claim, Liability, expense, or other damage attributable to (i) all Taxes (or the non‑payment thereof) imposed on or of the Company for all Pre-Closing Tax Periods, (ii) any and all Taxes of any member of an Affiliated Group of which the Company is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502‑6 or any analogous or similar Law, (iii) the costs of preparing, defending, and amending any Tax Return for a Pre-Closing Tax Period, and (iv) any and all Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by contract or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing ("Indemnified Taxes"). Seller shall reimburse the Buyer Indemnified Parties for any Taxes which are the responsibility of Seller pursuant to this Section 6.1(a) within fifteen (15) Business Days after receiving notice from Buyer that payment of such Taxes has either been made or will be made by Buyer or the Company.
(b)    For purposes of this Agreement, in the case of any Taxable period that includes (but does not end on) the Closing Date (the "Straddle Period"), the amount of any ad valorem property Taxes of the Company for the Straddle Period which relate to the Pre-Closing Tax Period will be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period that occur on or before the Closing Date and the denominator of which is the total number of days in such Straddle Period, and the amount of any other Taxes of the Company for the Straddle Period which relates to the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the close of business on the Closing Date.
(c)    Seller shall prepare, or cause to be prepared, and file, or cause to be filed, any Seller Affiliated Group Return. For avoidance of doubt, (1) the Seller Affiliated Group Returns shall include (A) the income of the Company (including any deferred items triggered into income by Treasury Regulation Section 1.1502-13 and any excess loss account taken into income under Treasury Regulation Section 1.1502-19) for all periods through the end of the Closing Date and (B) all income, gain, loss and deduction of the Company attributable to the Section 338(h)(10) Election, and (2) the income of the Company shall be apportioned to the period up to and including the Closing Date and the period after the Closing Date by closing the books of the Company as of the end of the Closing Date.
(d)    Buyer shall prepare and file all other Tax Returns for the Company which relate to any Pre-Closing Tax Period and any Straddle Period, and which are filed after the Closing Date. Prior to filing any such material Tax Return, Buyer will permit Seller to review and comment on (and shall consider and take Seller’s comments into account in good faith but shall not require Seller's consent before filing) such Tax Return.
(e)    Each party hereto will provide to each of the other parties hereto such cooperation and information as any of them reasonably may request in filing any Tax Return, determining a Liability for

Taxes or in conducting any audit or other Proceeding in respect of Taxes. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by any Governmental Authority and relevant records concerning the ownership and Tax basis of property, which any such party may possess. Seller shall turn over to Buyer all Tax Returns, schedules and work papers in its possession, and all material records and other documents in its possession, relating to Taxes of the Company.
(f)    All Tax sharing agreements or similar agreements and powers of attorney with respect to or involving the Company shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any Liability thereunder.
(g)    All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other such fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be paid 50% by Buyer and 50% by Seller when due, and Seller shall file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Law, Buyer shall join in the execution of any such Tax Returns and other documentation.
(h)    The right of Seller to participate in or control any contest with any Governmental Authority over any Tax of the Company for any Pre-Closing Tax Period (a "Tax Contest") shall be governed by the provisions of Section 7.3; provided, however, that (notwithstanding any contrary provision of Section 7.3) Seller shall not have the right to control any such Tax Contest if (i) the outcome of such Tax Contest would reasonably be expected to adversely affect the Tax Liability of the Company, Buyer or any Affiliate of any of them, for any period ending after the Closing Date, (j) Seller fails, within ten (10) Business Days after Seller is notified of such Tax Contest, to verify to Buyer in writing that Seller has the obligation to indemnify Buyer hereunder with respect to any Losses or Taxes related to or arising out of such Tax Contest, (k) Buyer reasonably determines that there is a material risk that Buyer will not be able to collect from Seller the amount of Tax (plus any applicable interest and penalties) that may, in the event of an adverse resolution of the Tax Contest, be determined to be due and owing, or (l) in the reasonable judgment of Buyer, the Seller has failed or ceased diligently to defend against the adjustment in Tax proposed in such Tax Contest. With respect to any Tax Contest that it controls, Seller (A) shall give prompt notice to Buyer of any Tax adjustment proposed in writing pursuant to such Tax Contest, including, without limitation, the right to participate in conferences with Taxing Authorities and submit pertinent material in support of Buyer's position, (B) shall afford Buyer a reasonable opportunity to participate, at Buyer's expense, in the conduct of such Tax Contest, and (D) shall not settle such Tax Contest with Buyer's written consent, which shall not be unreasonably withheld, conditioned or delayed.
(m)    Each party will treat all payments made pursuant to this Section 6.1 as adjustments to the Purchase Price for all purposes, except as otherwise required by applicable Law.
(n)    To the extent that any obligation or responsibility pursuant to Article VII may overlap with an obligation or responsibility pursuant to this Section 6.1, the provisions of this Section 6.1 shall govern.
(o)    Seller and Buyer will join in making elections under Section 338(h)(10) of the Code (and any similar elections available under state Tax law) with respect to the purchase and sale of the Company Units (the "Section 338(h)(10) Election"). Buyer will deliver to Seller drafts of IRS Form 8023 and any similar forms required under applicable state Tax Law (collectively, the "Forms"), and Buyer and Seller shall execute and deliver, at Closing, two copies of the Forms. The Forms will be timely filed by each Party as required by law. All Tax Returns will be prepared and filed consistently with the Forms, and Seller and Buyer will report the acquisition by Buyer of the Company Units pursuant to this Agreement consistent with the making of the Section 338(h)(10) Election and will not take a position contrary thereto or inconsistent therewith in any Tax Return, or otherwise for Tax purposes, unless required to do so pursuant to a final determination within the meaning of Section 1313 of the Code, or any analogous provision of applicable state, local or non-U.S. Law. Buyer and Seller agree to allocate the purchase price (and other items required under the Code) ("Tax Purchase Price") among the assets of the Company in accordance with Section 1060 of the Code and the regulations thereunder and any comparable provision of state or local Law and the methodologies set forth in Schedule 6.1(k). Buyer shall prepare and submit to Seller, within seventy-five (75) days after the post-closing adjustment is determined pursuant to Section 1.4, a draft of such allocation for Seller's review. If, within thirty (30) days after receiving Buyer's allocation, Seller notifies Buyer that Seller disputes any item(s) reflected thereon, Buyer and Seller shall cooperate in good faith to resolve any dispute. Should the parties fail to reach an agreement within thirty (30) days after Seller notifies Buyer that Seller disputes any item(s) reflected on Buyer's allocation, the determination of the disputed item or items shall be made by the Accountants in accordance with the first sentence of this Section 6.1 whose decision shall be final and whose fees shall be calculated using the same methodology used to calculate the Accountants' fees pursuant to Section 1.4. The allocation and other determinations made pursuant to this Section 6.1(k) shall be modified as appropriate to reflect any adjustments in the purchase price made following the Closing in accordance with this Agreement. Buyer and Seller will file all Tax Returns (including Form 8594, amended returns and claims for refund) and information reports in a manner consistent with the allocation, as finally determined under this Section 6.1(k). Seller shall timely and properly prepare, execute, file and deliver all such documents, forms and other information as Buyer may reasonably request to prepare the allocation. Neither the Buyer nor Seller shall take any position (whether in audits, tax returns or otherwise) which is inconsistent with the allocation, as finally determined under this Agreement, unless required to do so by applicable Law.
6.2.    Restrictive Covenants.
(a)    Seller's Acknowledgment. Seller agrees and acknowledges that in order to assure Buyer that the Business and the Company Units (including the goodwill of the Business) will retain their value, it is necessary that Seller undertakes not to (and shall cause each other Seller Party not to) utilize its special knowledge of the Business and its relationship with customers to compete with Buyer. Seller's obligations under this Agreement, including this Section 6.2, are essential parts of the transactions contemplated by this Agreement, and in order to protect the goodwill related to the business and operations of the Business and the Company Units, Seller has agreed to the restrictive covenants set forth in this Section 6.2.
(b)    Non-Compete. Seller hereby agrees that from and after the Closing Date and continuing for five (5) years from the Closing Date (the "Restricted Period"), it shall not (and shall cause each other Seller Party not to) directly or indirectly, as an employee, agent, consultant, director, equityholder, manager, co-partner or in any other individual or representative capacity, own, operate, manage, control, engage in, invest in, be employed by, act as a consultant to, or render services for (alone or in association with any Person), any person, venture or enterprise that engages anywhere within North America (the "Territory") in the Business as it exists as of the Closing Date (the "Restricted Business"); provided, however, that nothing contained herein shall be construed to prevent Seller or any other Seller Party from investing in the stock of any competing corporation listed on a national securities exchange or traded in the over the counter market so long as such party is not involved in the business of said corporation and such party does not own more than five percent (5%) of the stock of such corporation.
(c)    Non-Solicitation. Without limiting the generality of the provisions of Section 6.2(b), Seller hereby agrees that during the Restricted Period it shall not (and shall cause each other Seller Party not to) directly or indirectly, as employee, agent, consultant, director, equityholder, manager, co-partner or in any other capacity (i) without Buyer's prior written consent, solicit business from any Person which is or was a client or customer of the Company during the twenty-four (24) month period preceding the Closing Date, or from any successor in interest to any such Person, in any case for the purpose of securing business or Contracts related to the Restricted Business, or (ii) solicit or encourage any present (or future, if known to Seller) acquisition target, client, customer or supplier of the Restricted Business to terminate or otherwise alter his, her or its relationship with Buyer or the Restricted Business.
(d)    Interference with Relationships. During the Restricted Period, Seller shall not (and shall cause each other Seller Party not to), directly or indirectly, as an employee, agent, consultant, director, equityholder, manager, co-partner or in any other capacity without the prior written consent of Buyer, employ, engage, recruit or solicit for employment or engagement, any Person who is (or was within twelve (12) months of the Closing Date) employed or engaged by Buyer (or, with respect to periods prior to the Closing Date, the Company) with respect to the Restricted Business, or otherwise seek to influence or alter any such Person's relationship with Buyer; provided that this clause (d) shall not restrict Seller from employing any Person (who is not management-level of the Company as of the Closing) who responds to a general solicitation seeking employees made by Seller online or in any trade publication, newspaper or otherwise.
(e)    Non-Disparagement. Seller agrees that it shall not (and shall cause each other Seller Party not to), (i) make any materially negative statement or communication regarding Buyer or its Affiliates or employees with the intent to harm any such Person or (ii) make any derogatory or disparaging statement or communication regarding Buyer or any of its Affiliates or employees.
(f)    Confidential Information. From the date hereof and thereafter, Seller shall keep secret and retain in strictest confidence, and shall not (and shall cause each other Seller Party not to), without the prior written consent of Buyer, furnish, make available or disclose to any third party or use for the benefit of itself or any third party, any Confidential Information; provided, however, that nothing contained herein shall be deemed to prevent Seller (or any other Seller Party) from making such disclosures as may be (x) required to be filed with or submitted to regulatory agencies or bodies (including pursuant to a Tax Return), (y) required by applicable Law; or (z) otherwise expressly permitted by other provisions of this Agreement. As used in this Section 6.2(f), "Confidential Information" shall mean any information relating to (i) this Agreement or the Transaction Documents or the transactions contemplated hereby or thereby or (ii) the Business and the business or affairs of Buyer and its Affiliates, including, without limitation, information relating to financial statements, client or customer identities, potential clients or customers, employees, suppliers, servicing methods, recipes, equipment, programs, strategies and information, analyses, profit margins or other proprietary information; provided, however, that Confidential Information shall not include any information which is in the public domain or becomes generally known in the public domain through no wrongful act on the part of Seller or any other Seller Party. Seller acknowledges that the Confidential Information is vital, sensitive, confidential and proprietary to the Business.
(g)    Enforceability; Blue Pencil. Seller recognizes that the territorial, time and scope limitations set forth in this Section 6.2 are reasonable and are properly required for the protection of Buyer's legitimate interest in client relationships, goodwill and trade secrets of the Business. In the event that any such territorial, time or scope limitation is deemed to be unreasonable by a court of competent jurisdiction,

Buyer, and Seller, agree, and Seller submits, to the reduction of any or all of said territorial, time or scope limitations to such an area, period or scope as said court shall deem reasonable under the circumstances. If such partial enforcement is not possible, the provision shall be deemed severed, and the remaining provisions of this Agreement shall remain in full force and effect.
(h)    Remedies. Seller acknowledges and agrees that the covenants set forth in this Section 6.2 hereof are reasonable and necessary for the protection of Buyer's business interests, that irreparable injury will result to Buyer if Seller breaches any of the terms of this Section 6.2, and that in the event of Seller's actual or threatened breach of any of the provisions contained in this Section 6.2, Buyer will have no adequate remedy at Law. Seller accordingly agrees that in the event of any actual or threatened breach by it of any of the provisions contained in this Section 6.2, Buyer shall be entitled to such injunctive and other equitable relief as may be deemed necessary or appropriate by a court of competent jurisdiction, without the requirement of posting a bond or other security or proving the lack of inadequacy of a remedy at Law. Nothing contained herein shall be construed as prohibiting Buyer from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of any damages which it is able to prove.
(i)    Tolling. The Restricted Period will be deemed tolled during any period in which Seller is found to be in violation of any of the restrictive covenants set forth in this Section 6.2 by a court of competent jurisdiction, and all restrictions will automatically be extended by the period of time such Person was in violation of any such restrictions.
6.3.    Further Assurances. Seller and Buyer shall execute and deliver such further instruments of conveyance and transfer and take such additional action as Buyer, on the one hand, or Seller, on the other hand, may reasonably request to effect, consummate, confirm or evidence the transfer to Buyer of the Company Units and in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby, and Seller shall execute such documents as may be reasonably necessary to assist Buyer in preserving or perfecting its rights in the Company Units and its ability to conduct the Business as of the Closing Date.
6.4.    Release.
(a)    Except as provided in Section 6.4(e) below, Seller on behalf of itself and any Person who may be bound by it (collectively, the "Releasing Parties"), releases the Company, Buyer and each of their respective officers, directors, partners, members, managers, shareholders, Affiliates, Subsidiaries, agents, attorneys, employees, predecessors, successors, heirs and assigns (collectively, the "Released Parties") from any and all Proceedings, controversies, cross-claims, counter-claims, debts, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, claims for costs and attorneys' fees, or Liabilities of any nature whatsoever in law and in equity, both past and present (from the beginning of the world through the date of this Agreement) and whether known or unknown, suspected, or claimed against any of its, his or her Released Parties which such Releasing Party, or any officer, director, manager, trustee, spouse, heir, executor, administrator, successor or assign of such Releasing Party, has or may have, which arise out of or are connected with the Company or any predecessor thereto (other than those arising out of or in connection with this Agreement, any other agreements entered into pursuant to this Agreement or any other Transaction document), whether arising under any federal, state or local civil or human rights law, or under any other local, state, or federal law, regulation or ordinance, or under any public policy, contract or tort, or under common law; or any claim for breach of contract, infliction of emotional distress, defamation, or any claim for costs, fees, or other expenses, including, without limitation, attorneys' fees incurred in these matters (all of the foregoing collectively referred to herein as such Releasing Party's "Released Claims").

(b)    Each Releasing Party represents that he, she or it has made no assignment or transfer of any Released Claim and agrees to indemnify and hold harmless the Released Parties from and against any and all Losses arising from or in any way related to any such assignment. Each Releasing Party acknowledges and intends that his, her or its execution and delivery of this release shall be effective as a bar to each and every one of the Released Claims, and expressly consents and agrees that this release shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected Released Claims (notwithstanding any state statute that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated Released Claims), if any, as well as those relating to any other Released Claims hereinabove mentioned or implied.
(c)    Each Releasing Party hereby covenants not to sue or to institute or cause to be instituted any Proceeding in any federal, state or local agency or any court or other tribunal against the Released Parties that is related directly or indirectly to any of the matters released in this Section 6.4, except as provided in Section 6.4(e) below. If any Releasing Party sues or otherwise institutes any such Proceeding (except as provided in Section 6.4(e) below), that Proceeding shall be dismissed upon presentation of this Agreement to the applicable agency, court or tribunal.
(d)    Each Releasing Party agrees that if he, she or it violates any provision of this Section 6.4, such Releasing Party will pay all costs and expenses of defending against any related or resulting suit or other Proceeding incurred by his, her or its Released Parties, including reasonable attorneys' fees.
(e)    Notwithstanding the foregoing, nothing herein shall operate to impair the rights and obligations under, or prevent the Releasing Party from asserting any claim against any Released Party that such Releasing Party may have, if any, arising under this Agreement or any other Transaction Document or otherwise at law or equity.
(f)    Seller hereby agrees it shall not (and shall cause its Affiliates not to) make any claim for indemnification against Buyer, the Company or any of their respective Affiliates by reason of the fact that Seller or any Affiliate of Seller is or was a stockholder, member, director, manager, officer, employee or agent of the Company or any of its Affiliates or is or was serving at the request of the Company or any of its Affiliates as a partner, manager, trustee, director, officer, employee or agent of another entity (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses or otherwise and whether such claim is pursuant to any statute, charter document, bylaw, agreement or otherwise) with respect to any action, suit, Proceeding, complaint, claim or demand brought by any of the Buyer Indemnified Parties against Seller pursuant to this Agreement, and Seller (on its own behalf and on behalf of its Affiliates) hereby acknowledges and agrees that it shall not have any claim or right to contribution or indemnity from the Company or any of its Affiliates with respect to any amounts paid by it pursuant to this Agreement. In no event shall the Company or any of its Affiliates have any Liability whatsoever to Seller (or any Affiliate of Seller) for breaches of the representations, warranties, agreements or covenants of Seller hereunder, and Seller shall not (and Seller shall cause its Affiliates not to) in any event seek contribution from the Company or any of its Affiliates in respect of any payments required to be made by Seller pursuant to this Agreement.
6.5.    Company Name. Following the Closing, Seller agrees that it will not include or use the names or trademarks "Global Aviation Services," or any name or trademark confusingly similar thereto in its name, or the name of any other Person (other than the Company), on any advertising, logo or assets or otherwise use or assign any rights Seller may have in such name or trademark to any Person without Buyer's prior written consent.

6.6.    Books and Records.
(a)    In order to facilitate the resolution of any claims made against or incurred by Seller prior to the Closing, or for any other reasonable purpose, for a period of 5 years after the Closing, Buyer shall:
(i)    retain the books and records (including personnel files) of the Company relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of the Company; and
(ii)    upon reasonable notice, afford the Seller Parties reasonable access (including the right to make, at Seller’s expense, photocopies), during normal business hours, to such books and records.
(b)    Notwithstanding the foregoing, Buyer shall not be obligated to provide Seller with access to any books or records (including personnel files) pursuant to this Section 6.7 where such access would violate any Law.
ARTICLE VII.

INDEMNIFICATION
7.1.    Indemnification by Seller. Subject to the limitations and conditions contained in this Article VII, Seller agrees to indemnify, defend and hold harmless Buyer and its respective Affiliates (for the avoidance of doubt, including the Company post-Closing) and each of their respective officers, directors, employees, agents, and representatives (each, a "Buyer Indemnified Party" and, collectively, the "Buyer Indemnified Parties"), from and against, and to promptly pay to a Buyer Indemnified Party or reimburse a Buyer Indemnified Party for, any and all Liabilities (whether contingent, fixed or unfixed, liquidated or unliquidated, or otherwise), obligations, deficiencies, demands, claims, suits, actions, causes of action, assessments, losses, costs, expenses, interest, fines, penalties, damages or costs or expenses of any and all investigations, proceedings, judgments, environmental analyses, remediations, settlements and compromises (including, without limitation, reasonable fees and expenses of attorneys, accountants and other experts) (individually, a "Loss" and collectively, the "Losses") sustained or incurred by any Buyer Indemnified Party relating to, resulting from or arising out of any of the following:
(a)    any inaccuracy in or breach of a representation or warranty made herein or in the Transaction Documents by Seller or the Company;
(b)    any non-compliance with or breach by Seller or, with respect to the pre-Closing period, the Company of any of the covenants or agreements contained in this Agreement or the Transaction Documents to be performed by Seller or, with respect to the pre-Closing period, the Company, as applicable, including, but not limited to, such covenants and agreements set forth in Article VI hereunder;
(c)    any claims pursuant to Section 6.1(a) hereto;
(d)    any Indebtedness of the Company or any Seller Transaction Expenses not paid at the Closing; and
(e)    any of the items set forth on Schedule 7.1.

7.2.    Indemnification by Buyer. Subject to the limitations and conditions contained in this Article VII, Buyer agrees to indemnify, defend and hold harmless Seller, and each of its respective officers, directors, employees, agents, representatives, successors and assigns (each, a "Seller Indemnified Party" and, collectively, the "Seller Indemnified Parties") harmless from and against, and to promptly pay to a Seller Indemnified Party or reimburse a Seller Indemnified Party for, any and all Losses sustained or incurred by a Seller Indemnified Party relating to, resulting from or arising out of any of the following:
(a)    any inaccuracy in or breach of a representation or warranty made herein or in the Transaction Documents by Buyer; and
(b)    any non-compliance with or breach by Buyer (or the Company with respect to the period following the Closing Date) of any of the covenants or agreements contained in this Agreement or the Transaction Documents to be performed by Buyer (or the Company with respect to the period following the Closing Date).
7.3.    Third Party Claims. In the event that subsequent to the Closing any Person entitled to indemnification under this Agreement (an "Indemnified Party") receives notice of the assertion of any claim or of the commencement of any action or proceeding by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (including, without limitation, any Federal, state or local domestic or foreign Governmental Authority) (a "Third Party Claim") against such Indemnified Party, with respect to which a party to this Agreement is or may be required to provide indemnification under this Agreement (an "Indemnifying Party"), the Indemnified Party shall give written notice to the Indemnifying Party as promptly as practicable after learning of such claim. The Indemnifying Party shall not have the right to conduct the defense or compromise and settle any such Third Party Claim; however, any Indemnifying Party shall be entitled to participate in the defense of such Third Party Claim at such Indemnifying Party's expense, and at the Indemnifying Party's option (subject to the limitations set forth below) shall be entitled to assume the defense thereof by appointing a nationally or regionally recognized and reputable counsel reasonably acceptable to the Indemnified Party to be the lead counsel in connection with such defense; provided that, prior to the Indemnifying Party assuming control of such defense it shall first (x) verify to the Indemnified Party in writing that such Indemnifying Party shall be fully responsible for all Liabilities relating to such claim for indemnification and that (without regard to any dollar limitations otherwise set forth herein) such Indemnifying Party shall provide full indemnification to the Indemnified Party with respect to such action, lawsuit, proceeding, investigation or other claim giving rise to such claim for indemnification hereunder and (y) enter into an agreement with the Indemnified Party in form and substance reasonably satisfactory to the Indemnified Party that unconditionally guarantees the payment and performance of any Liability which may arise with respect to such action, lawsuit, proceeding, investigation or facts giving rise to such claim for indemnification hereunder; and provided further, that:
(a)    the Indemnified Party shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by the Indemnified Party (other than any fees and expenses of such separate counsel that are incurred prior to the date the Indemnifying Party effectively assumes control of such defense which, notwithstanding the foregoing, shall be borne by the Indemnifying Party;
(b)    the Indemnifying Party shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnified Party) and shall pay the fees and expenses of counsel retained by the Indemnified Party if (i) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (ii) the Indemnified Party reasonably believes an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such claim for indemnification could be detrimental to or injure the Indemnified Party's reputation or future business prospects; (iii) the claim seeks an injunction or equitable relief against the Indemnified Party; (iv) the Indemnified Party has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party; (v) upon petition by the Indemnified Party an appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such claim; (vi) the claim is with respect to Taxes; or (vii) the Indemnified Party reasonably believes that the Indemnifying Party lacks the financial resources to satisfy any Losses relating to the claim;
(c)    if the Indemnifying Party shall control the defense of any such claim, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, the Indemnified Party will be obligated to pay any monetary damages, injunctive or other equitable relief will be imposed against the Indemnified Party or such settlement does not expressly and unconditionally release the Indemnified Party from all Liabilities with respect to such claim, without prejudice; and
(d)    if the Indemnifying Party is not entitled to, or does not, assume control of such defense pursuant to the preceding provisions of this Section 7.3, the Indemnified Party shall control such defense without waiving any right that the Indemnified Party may have against the Indemnifying Party for indemnification pursuant to this Section 7.3; provided that, if the Indemnified Party settles any Third Party Claim without the Indemnifying Party's prior written consent (not to be unreasonably withheld, conditioned or delayed), the amount of such settlement or compromise shall not (in and of itself) be determinative of any Losses payable by the Indemnifying Party to the Indemnified Party.
(e)    If the Indemnifying Party assumes control of such defense, it shall not consent to the entry of any judgment or enter into any settlement with respect to any third party claim without the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld) unless such judgment or settlement contains an unconditional release of the Indemnified Party.
7.4.    Direct Claims. Any claim under this Article VII by an Indemnified Party for indemnification other than indemnification against a Third Party Claim (a "Direct Claim") will be asserted by giving the Indemnifying Party reasonably prompt written notice of the Direct Claim in reasonable detail, and the Indemnifying Party will have a period of thirty (30) calendar days within which to satisfy such Direct Claims. If the Indemnifying Party does not so respond within such thirty (30) calendar day period, the Indemnifying Party will be deemed to have rejected such claim, in which event the Indemnified Party will be free to pursue such remedies as may be available to the Indemnified Party under this Article VII or otherwise. If an objection is timely interposed by the Indemnifying Party during such thirty (30) day period, then the Indemnified Party and the Indemnifying Party shall negotiate in good faith for a period of thirty (30) days from the date the Indemnified Party receives such objection (such period, or such longer period as agreed in writing by the parties, is hereinafter referred to as the "Negotiation Period"). If the Direct Claim that is the subject of such notice has not been resolved prior to the expiration of the Negotiation Period, the Indemnified Party or the Indemnifying Party will be free to pursue such remedies as may be available to them on the terms and subject to the provisions of this Agreement.
7.5.    Failure to Give Timely Notice. A failure by an Indemnified Party to give timely, complete or accurate notice as provided in this Article VII will not affect the rights or obligations of any party hereunder except and only to the extent that, as a result of such failure, any party entitled to receive such notice was materially damaged as a result of such failure to give timely notice vis à vis its rights and obligations hereunder or otherwise.

7.6.    Survival of Representations and Warranties. All representations and warranties contained in Articles III, IV and V shall survive the Closing for a period ending twelve (12) months from the Closing Date, except that all representations or warranties shall survive beyond the applicable period with respect to any inaccuracy therein or breach thereof, provided notice of which shall have been duly given within such applicable period in accordance with Article VII hereof. Except as otherwise provided herein, the covenants and agreements of Seller and Buyer contained herein shall survive the Closing for the periods set forth therein or, if no such period is set forth, for the maximum period permitted by Law (including Del. C. 8106(c)).
7.7.    Certain Limitations and Exceptions. Notwithstanding the foregoing:
(a)    Neither the Buyer Indemnified Parties nor the Seller Indemnified Parties shall be entitled to recover under the provisions of this Article VII for any inaccuracy in or breach of a representation or warranty pursuant to Sections 7.1(a) or 7.2(a), as applicable, until the aggregate amount which all Buyer Indemnified Parties or Seller Indemnified Parties, as applicable, would be entitled to recover on account thereof, but for this Section 7.7(a), exceeds $125,000.00 in the aggregate (the "Basket"), in which event the Buyer Indemnified Parties or the Seller Indemnified Parties, as applicable, shall be entitled to recover for all such Losses in excess of the Basket; provided however, that the Basket shall not apply to (i) recovery for an inaccuracy in or breach of any Fundamental Representation; (ii) recovery for any amounts in connection with any action or claim based upon fraud; or (iii) any claims pursuant to Section 7.1(b) – (e) or Section 7.2(b).
(b)    Neither the Buyer Indemnified Parties nor the Seller Indemnified Parties shall be entitled to recover under the provisions of this Article VII for any inaccuracy in or breach of a representation or warranty pursuant to Sections 7.1(a) or 7.2(a), as applicable, after the aggregate claims actually paid by Seller or Buyer, as applicable, on account thereof, exceeds $125,000.00 (the "Cap"); provided however, that the Cap shall not apply to (i) recovery for an inaccuracy in or breach of any Fundamental Representation; (ii) recovery for any amounts in connection with any action or claim based upon fraud; or (iii) any claims pursuant to Section 7.1(b) – (e) or Section 7.2(b). Notwithstanding the foregoing, in no event shall the aggregate amount of all Losses paid in the aggregate by Seller under this Article VII exceed the Purchase Price.
(c)    The parties hereto acknowledge and agree that the indemnification provisions of this Article VII shall be the sole and exclusive remedy for any claim or action brought by a party hereunder (including in connection with a breach of or inaccuracy in any representation or warranty contained in this Agreement), except for claims based upon fraud.
(d)    For purposes of determining whether any Loss has occurred, or calculating any Losses arising, directly or indirectly, from or in connection with a breach of a representation, warranty, covenant or agreement, all references to "material," "materiality," "in all material respects," "material adverse effect," "knowledge" or similar phrases or qualifiers contained in such representations and warranties shall be disregarded.
(e)    Manner of Payment; Offset. Any indemnification in favor of a Buyer Indemnified Party pursuant to this Article VII shall be effected (i), first, from the Escrow Funds and (ii) thereafter, by wire transfer of immediately available funds from Seller to Buyer to the account or accounts designated by Buyer; provided however, Buyer shall have the right to offset any indemnification claim hereunder against any amounts that Buyer owes to a Seller or any of their respective Affiliates, as the case may be, under this Agreement or any of the Transaction Documents or otherwise.

7.8.    Effect of Investigation. The right to indemnification, payment of Losses of a Buyer Indemnified Party or for other remedies based on any representation, warranty, covenant or obligation of the Seller Indemnified Parties contained in or made pursuant to this Agreement shall not be affected by (i) any investigation conducted with respect to, or any knowledge acquired (or capable or being acquired) at any time, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation or (ii) the waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification based on such representations, warranties, covenants and obligations.
7.9.    Allocation of Indemnification Payments. The parties hereto agree that any indemnification payment pursuant to this Agreement shall, to the extent permitted by applicable law, be treated as an adjustment to the Purchase Price for Tax purposes.
7.10.    Escrow Release. Except for the amount to which Buyer shall have previously made a claim pursuant to the procedures set forth in this Article VII and for which the obligations to indemnify, if any, shall not have been satisfied from the Escrow Funds, the Escrow Funds will be released to the Seller on the twelve (12) month anniversary of the Closing Date.
ARTICLE VIII.

MISCELLANEOUS
8.1.    Notices, Consents, Etc. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (i) when personally delivered, sent by fax or email (with hard copy to follow) or sent by reputable overnight express courier (charges prepaid), or (ii) three (3) calendar days following mailing by certified or registered mail, postage prepaid and return receipt requested. Such notices, demands and other communications shall be sent to the addresses indicated below or such other address or to the attention of such other person as the recipient has indicated by prior written notice to the sending party in accordance with this Section 8.1:
(a)    If to Seller:
Air T, Inc.
5000 W 36th Street
Minneapolis, MN 55416
Attention: Mark Jundt
Email:    mjundt@airt.net

with a copy to:

Saul Ewing Arnstein & Lehr LLP
33 South Sixth Street, Suite 4750
Minneapolis, MN 55402
Attention: Alfred Coleman
Email:    al.coleman@saul.com

(b)    If to Buyer:

Prime Flight Aviation Services, Inc.
Three Sugar Creek Center, Suite 450
Sugar Land, Texas 77478
Attention:    Allen Ashcraft
Email:        aashcraft@primeflight.com

with a copy to:

The Carlyle Group
520 Madison Avenue
New York, NY 10022
Attention:    James Shillito
Email:        james.shillito@carlyle.com

with a copy to:

Honigman LLP
155 North Wacker Drive, Suite 3100
Chicago, Illinois 60606
Attention:    Alex Plakas
Email:        aplakas@honigman.com

8.2.    Public Announcements. Unless required by Law (including in connection with the filing of any Tax Return), no party shall make any public announcement or filing with respect to the transactions provided for herein without the prior consent of the other parties hereto. To the extent reasonably feasible, the initial press release or other announcement or notice regarding the transactions contemplated by this Agreement shall be made jointly by the parties. Notwithstanding the foregoing, Buyer shall be allowed to disclose the terms of this Agreement and the transactions contemplated hereby (a) to authorized representatives and employees of Buyer or its Affiliates, (a) in connection with summary information about Buyer's or any of Buyer's Affiliates financial condition, (a) to any of Buyer's Affiliates, auditors, attorneys, financing sources, potential investors or other agents, (a) to any bona fide prospective purchaser of the equity or assets of Buyer or its Affiliates and (a) as required to be disclosed by order of a court of competent jurisdiction, administrative body or governmental body, or by subpoena, summons or legal process, or by law, rule or regulation. In addition, notwithstanding the foregoing, Seller (x) may release such information as required to be disclosed by order of a court of competent jurisdiction, administrative body or governmental body, or by subpoena, summons or legal process, or by law, rule or regulation and (y) to any of its Affiliates, accountants, attorneys, or other professional representatives.
8.3.    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law or rule in any jurisdiction, in any respect, such invalidity shall not affect the validity, legality and enforceability of any other provision or any other jurisdiction and, the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby, all of which shall remain in full force and effect, and the affected term or provision shall be modified to the minimum extent permitted by Law so as to achieve most fully the intention of this Agreement.
8.4.    Amendment and Waiver. This Agreement may be amended, or any provision of this Agreement may be waived upon the approval, in a writing, executed by Buyer, the Company and Seller. No course of dealing between or among the parties hereto shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any such party under or by reason of this Agreement. A waiver by any party of any term or condition of this Agreement in any one instance shall not be deemed or construed to be a waiver of such term or condition for any other instance in the future (whether similar or dissimilar) or of any subsequent breach hereof.
8.5.    Counterparts. This Agreement may be executed in one or more counterparts (including by means of telecopied signature pages or signature pages delivery by electronic transmission in portable document format (pdf)), all of which taken together shall constitute one and the same instrument. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or electronic transmission in portable document format (pdf), shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or electronic transmission in portable document format (pdf) to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic transmission in portable document format (pdf) as a defense to the formation of a Contract and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity.
8.6.    Expenses. Except as otherwise specifically provided herein, each of the parties shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.
8.7.    Headings. The subject headings of Articles and Sections of this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.
8.8.    Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder may be assigned or delegated by Seller, without the prior written consent of Buyer, and neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder may be assigned or delegated by Buyer without the prior written consent of Seller; provided further that Buyer may assign or convey its rights under this Agreement to (a) any then existing Affiliate of Buyer, (b) in connection with a merger or consolidation involving Buyer or in connection with a sale of any equity interests or assets of Buyer or its Affiliates or other disposition of all or any portion of the Business, or (c) to lenders of Buyer or its Affiliates as collateral security for borrowings, at any time whether prior to or following the Closing Date; and in each such case Buyer will nonetheless remain liable for all of its obligations hereunder, and in each case, Buyer shall provide prompt written notice of such assignment to Seller.
8.9.    Definitions. For purposes of this Agreement, the following terms have the meaning set forth below:'
"Accounting Principles" means GAAP applied on a basis consistent with the accounting methodologies employed in preparing the unaudited balance sheet of the Company as of March 31, 2019, and the related statement of income and cash flows for the year then ended, in each case which are included among the Financial Statements.

"Adjustment Calculation Time" means 11:59 p.m. New York, New York time on the day immediately prior to the Closing Date.
"Affiliate" of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities or otherwise.
"Affiliated Group" means any affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax Law).
"Business Days" means a day other than Saturday, Sunday or a public holiday on which banks are authorized or required to be closed under the laws of the State of New York.
"Cash on Hand" means all cash and cash equivalents, calculated in accordance with the Accounting Principles, excluding any restricted cash, as of the Adjustment Calculation Time.
"Charter Documents" means any corporate, partnership or limited liability organizational documents, including, but not limited to, Certificates or Articles of Incorporation, By-laws, Certificates of Formation, Operating Agreements, Certificates of Limited Partnership, Partnership Agreements, and Certificates of Existence, as applicable.
"Code" means the Internal Revenue Code of 1986, as amended, and any successor law.
"Contract" means any contracts and, agreements, leases, licenses, instruments, obligations, arrangements or other understandings (whether written or oral), including amendments and supplements, modifications, and side letters or agreements.
"Earnout Period" means the period commencing on September 1, 2019 and ending on March 31, 2020.
"Earnout Period EBITDA" means the EBITDA of the Company during the Earnout Period, as determined in accordance with the Accounting Principles.
“EBITDA” means earnings during the Earnout Period, excluding interest, taxes, depreciation, amortization and intra-company allocations of the Company, as determined in accordance with the Accounting Principles and adjusted to exclude the following to the extent relating to the Earnout Period: (i) revenue and losses resulting from the sale of assets other than in the ordinary course of business consistent with past practice; (ii) the allocation of general corporate expense from Buyer to the Company not related to the Company’s operations; (iii) revenue and income, and costs and expenses, resulting from the acquisition (or proposed acquisition) of the stock or assets of any other entity (or a division or segment of that entity); (iv) revenue and income, and costs and expenses, from any new lines of business that the Business launches during the Earnout Period; (v) transaction and advisory costs and expenses incurred, in connection with the transactions contemplated by this Agreement; (vi) revenue and income, and costs and expenses, associated with changes to employee compensation inconsistent in any material respect with historical practices. The EBITDA Schedule sets forth an illustrative calculation of EBITDA.

"Environmental Laws" means all federal, state, local and foreign Laws, including statutes, regulations, ordinances, rules, directives, orders, decrees and other provisions or common law having the force or effect of law, and all judicial and administrative orders and determinations that are binding upon Seller, concerning pollution or protection of the environment, including all those relating to the generation, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, release, threatened release, control, or cleanup of any hazardous substances, as such of the foregoing are promulgated and in effect on or prior to the Closing Date. By way of example and not limitation, the term "Environmental Laws" shall include (as may be amended from time to time prior to the Closing Date) the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Oil Pollution Act, the Endangered Species Act, the Safe Drinking Water Act, the Solid Waste Disposal Act, the Emergency Planning and Community Right to Know Act, the Federal Insecticide, Fungicide, and Rodenticide Act, the Clean Air Act and all regulations under such statutes.
"Equity Interests" means (i) in the case of a corporation, any and all shares (however designated) of capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (iii) in the case of a partnership or limited liability company, any and all partnership or membership interests (whether general or limited), (iv) in any case, any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, and (v) in any case, any right to acquire any of the foregoing.
"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.
"Escrow Agent" means Acquiom Clearinghouse LLC.
"Escrow Amount" means $125,000.00.
"Escrow Funds" means, as of any date of determination, the excess (if any) of the Escrow Amount (including any interest accrued on the Escrow Amount) minus the sum of all distributions and other payments to any Person from the Escrow Amount paid pursuant to the terms of the Escrow Agreement on or prior to such date of determination.
"Estimated Cash Consideration" means an amount equal to (i) $21,000,000, minus (ii) the Estimated Indebtedness, minus (iii) the Estimated Seller Transaction Expenses, plus (iv) the Estimated Cash on Hand, minus (v) the amount, if any, by which the Net Working Capital Target exceeds the Estimated Net Working Capital, plus (vi) the amount, if any, by which the Estimated Net Working Capital exceeds the Net Working Capital Target, minus (vii) the Escrow Amount.
"Final Cash Consideration" means an amount equal to (i) $21,000,000, minus (ii) the Final Indebtedness, minus (iii) the Final Seller Transaction Expenses, plus (iv) the Final Cash on Hand, minus (v) the amount, if any, by which the Net Working Capital Target exceeds the Final Net Working Capital, plus (vi) the amount, if any, by which the Final Net Working Capital exceeds the Net Working Capital Target, minus (vii) the Escrow Amount.
"Fundamental Representations" means the representations and warranties set forth in Sections 3.1 (Authority), 3.2 (Title to Company Units), 4.1 (Authority), 4.2 (Organization and Qualification of The Company), 4.3 (Transaction Not a Breach), 4.4 (Capitalization; Title to

Company Units), 4.9 (Taxes), 4.18 (Health, Safety and Environment), 4.23 (Broker Fees), 5.1 (Organization), 5.2 (Authorization) and 5.4 (Broker Fees).
"GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (or any successor authority) that are applicable as of the date of determination.
"Indebtedness" means, with respect to any Person, without duplication, (i) any indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security, (iii) any Liabilities or obligations for the deferred purchase price of property or services with respect to which such Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities which are recorded on the Final Closing Statement and included in the calculation of Net Working Capital), (iv) to the extent drawn, contingent reimbursement obligations with respect to letters of credit or similar obligations and bankers' acceptances issued for the account of a Person, (v) any indebtedness guaranteed in any manner by such Person (including guarantees in the form of an agreement to repurchase or reimburse), (vi) any Liabilities or obligations under capitalized leases (as defined by GAAP) with respect to which such Person is liable, contingently or otherwise, as obligor, guarantor or otherwise or with respect to which obligations such Person assures a creditor against loss (except to the extent recorded on the Final Closing Statement and included in the calculation of Net Working Capital) (for the avoidance of doubt, operating leases (as defined by GAAP) shall be excluded from the definition of “Indebtedness”), (vii) any indebtedness or Liabilities secured by a lien on such Person's assets, (viii) any amounts owed by such Person to any Person under any deferred compensation arrangements, (ix) any "success fees" or bonuses, change of control payments, phantom equity payments, or severance payments arising from or otherwise triggered by the transactions contemplated by this Agreement (including the employer's share of payroll Taxes attributable thereto), (x) any deferred purchase price obligations related to past asset or stock acquisitions by such Person or any equityholder of such Person with respect to the Business, (xi) all Indemnified Taxes, and (xii) any declared or accrued and unpaid dividends or distributions. For purposes of calculating Indebtedness, all interest, prepayment penalties, premiums, fees and expenses (if any) which would be payable if Indebtedness were paid in full at the Closing shall be treated as Indebtedness.
"Intellectual Property" means all rights in proprietary information and intellectual property, including without limitation all patents, patent applications, patent disclosures and patentable inventions; all trademarks, service marks, trade dress, trade names, and Internet domain names and corporate names, and similar designations of source or origin including all common law marks and the goodwill symbolized by all the foregoing; all rights of publicity and privacy; all registered and unregistered copyrights; all registrations, applications and renewals for any of the foregoing; all licenses of rights in computer software, trademarks, patents, copyrights and other intellectual property (expressly excluding commercially available licenses, including so-called "shrink-wrap" or "click-wrap" licenses); and all trade secrets, confidential information, business methodologies, ideas, know‑how, processes and techniques, inventions, research and development information, plans, improvements, proposals, technical and computer data, documentation, financial, business and marketing plans, and client, customer and supplier lists and related information.
"IRS" means the United States Internal Revenue Service (or any successor agency).

"Liability" means any obligation or liability, whether absolute or contingent, asserted or unasserted, known or unknown, liquidated or unliquidated, due or to become due, fixed or unfixed, and regardless of when or by whom asserted.
"Liens" means any mortgages, pledges, security interests, deeds of trust, liens, charges, options, conditional sales contracts, claims, covenants, easements, rights of way, title defects, restrictions on use, voting, transfer, receipt of income, or the right to exercise any other attribute of ownership, or other encumbrances of any nature whatsoever.
"Net Working Capital" shall mean, with respect to the Company, as of the Adjustment Calculation Time, (A) the sum of the current assets of the Company as of such date, as determined in accordance with the Accounting Principles, minus (B) the sum of the current liabilities of the Company as of such date, as determined in accordance with the Accounting Principles; provided, that for this purpose, (i) current assets will not include Cash on Hand (or restricted cash), any deferred Tax assets, Tax assets or refunds thereof or any income Tax receivables, (ii) current liabilities will not include any Indebtedness, deferred Tax liabilities, deferred rent, and Seller Transaction Expenses, and (iii) the bad debt reserve for accounts receivables of the Company as of Closing shall be fixed at the amount set forth in the Company’s balance sheet dated March 31, 2019, subject to adjustment to the extent of a change in actual fact or circumstance with respect to such amount. Attached hereto as Exhibit C is an illustrative "Sample Net Working Capital Calculation."
"Net Working Capital Target" means $9,100,000.00.
"Permitted Liens" means (a) statutory and contractual landlord liens incurred in the ordinary course of business for sums (i) not yet due and payable or (ii) being contested in good faith, (b) liens for Taxes not yet due and payable, (c) statutory mechanic's liens and materialmen's liens for services or materials and similar statutory liens for amounts arising in the ordinary course of business that are not yet due and payable, (d) statutory liens of warehousemen and carriers and similar statutory liens securing obligations for amounts arising in the ordinary course of business that are not yet due and payable, and (e) zoning, entitlement, building and other land use regulations or restrictions which are not violated in any material respect by the current use and operation of such real property.
"Person" means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated association, corporation, entity or government (whether Federal, state, county, city or otherwise, including, without limitation, any instrumentality, division, agency or department thereof).
"Pre-Closing Tax Period" means (i) any Tax period ending on or before the Closing Date and (ii) with respect to a Taxable period that commences before but ends after the Closing Date, the portion of such period up to and including the Closing Date.
"Seller Affiliated Group" means any affiliated group within the meaning of Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state or local Law relating to income Tax) of which Air T, Inc. is the common parent.
"Seller Affiliated Group Return" means a consolidated federal income Tax Return (or any analogous combined, consolidated or unitary Tax Return under state or local Law relating to income Tax) of any Seller Affiliated Group of which the Company was a member on or prior to the Closing Date.

"Seller Parties" means Seller, Guarantor, and each such Person's Affiliates and Subsidiaries.
"Seller Transaction Expenses" means (without duplication), to the extent not paid before the Closing, the collective amount payable by Seller or the Company (i) to accountants, lawyers, advisors, brokers and other third parties, arising in connection with the sale of the Company Units, and (ii) in respect of any fees and expenses associated with obtaining necessary or appropriate waivers, consents or approvals of any Governmental Authority or other third-party, including change of control or transfer payments.
"Software" means any and all computer software and code, including all new versions, updates, revisions, improvements and modifications thereof, whether in source code, object code, or executable code format, including systems software, application software (including mobile apps), firmware, middleware, programming tools, scripts, routines, interfaces, libraries, and databases, and all related specifications and documentation, including developer notes, comments and annotations, user manuals and training materials relating to any of the foregoing (other than shrink wrap, click-thru or like licenses for commercial off-the-shelf software).
"Subsidiaries" means, with respect to any Person (other than an individual), any corporation or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) such Person or any other Subsidiary of such Person is a general partner.
"Systems" means the Software, computer hardware (whether general or special purpose), telecommunications capabilities (including all voice, data and video networks) and other similar or related items of automated, computerized, and/or software systems and any other networks or systems and related services that are used by or relied on by Seller in the conduct of the Business.
"Tax" or "Taxes" means any and all federal, state, local and non-U.S. taxes, however denominated, the Liability for which is imposed by law, contractual agreement or otherwise, which taxes shall include, but not be limited to, all net income, gross income, gross receipts, concessions, franchise, excise, occupation, estimated, alternative minimum, add on minimum, premium, windfall profit, profits, gains, net worth, paid up capital, capital stock, greenmail, sales, use, ad valorem, value added, retailers' occupation, stamp, natural resources, environmental, real property, personal property, custom, duty, transfer, recording, registration, documentation, leasing, insurance, social security, employment, severance, workers' compensation, impact, hospital, health, unemployment, disability, payroll, license, service, service use, employee or other withholding, or other tax or governmental charge, of any kind whatsoever, whether disputed or not, including any interest, penalties, fees, charges, levies, assessments, duties, tariffs, imposts or additions to Tax that may become payable in respect thereof, and any Liability in respect of such amounts arising as a result of being a member of any affiliated, consolidated, combined, unitary or similar group, as a successor to or transferee of another person or by contract.
"Tax Returns" means returns, declarations, reports, statements, elections, estimates, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information, any amendment to the foregoing, and any sales and use and resale certificates) filed or required to be filed in connection with the determination, assessment, payment, deposit or collection of any Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.
"Transaction Documents" means all agreements and instruments contemplated by and being delivered pursuant to or in connection with this Agreement, including without limitation, this Agreement, the Escrow Agreement and any other agreement or certificate contemplated by this Agreement.
The following is a list of the defined terms used in this Agreement and not otherwise defined in this Section 8.9:

Term	Article/Section
Accountants	1.4(c)
Agreement	Preamble
Bankruptcy and Equity Exception	3.1
Basket	7.7(a)
Business	Preamble
Buyer	Preamble
Buyer Indemnified Parties	7.1
Buyer Indemnified Party	7.1
Cap	7.7(b)
Closing	2.1
Closing Date	2.1
Closing Statement	1.4(a)
Closing Statement Protest Notice	1.4(b)
Company	Preamble
Company Units	Preamble
Confidential Information	6.2(f)
Direct Claim	7.4
Earnout Objection Disputes	1.5(a)
Earnout Objections Statement	1.5(a)
Earnout Payment	1.5(b)
Earnout Statement	1.5(a)
Employee Benefit Plans	4.17(a)
ERISA Affiliate	4.17(a)
Escrow Agreement	2.2(f)
Estimated Cash on Hand	1.2(b)
Estimated Closing Statement	1.2(b)
Estimated Indebtedness	1.2(b)
Estimated Net Working Capital	1.2(b)
Estimated Seller Transaction Expenses	1.2(b)
Final Cash on Hand	1.4(a)

Term	Article/Section
Final Closing Statement	1.4(c)
Final Earnout Period EBITDA	1.5(a)
Final Indebtedness	1.4(a)
Final Net Working Capital	1.4(a)
Final Seller Transaction Expenses	1.4(a)
Financial Statements	4.7(a)
Forms	6.1(k)
Guaranteed Obligations	8.20
Guarantor	Preamble
Governmental Authority	3.3
Insurance Policies	4.15
Indemnified Party	7.3
Indemnified Taxes	6.1(a)
Indemnifying Party	7.3
Interim Financials	4.7(a)(ii)
Latest Balance Sheet	4.7(a)(ii)
Law	3.3
Laws	3.3
Leased Real Property	4.11(a)
Leased Realty	4.11(a)
Loss	7.1
Losses	7.1
Negotiation Period	7.4
Payoff Letter	2.2(b)
Permits	4.16
Personal Property	4.8(a)
Proceeding	3.4
Proceedings	3.4
Purchase Price	1.2(a)
Realty Leases	4.11(a)
Released Claims	6.4(a)
Released Parties	6.4(a)
Releasing Parties	6.4(a)
Restricted Business	6.2(b)
Restricted Period	6.2(b)
Section 338(h)(10) Election	6.1(k)
Seller	Preamble
Seller Indemnified Parties	7.2
Seller Indemnified Party	7.2

Term	Article/Section
Shortfall Amount	1.4(d)(i)
Straddle Period	6.1(b)
Tax Contest	6.1(h)
Tax Purchase Price	6.1(k)
Territory	6.2(b)
Third Party Claim	7.3
Transition Services Agreement	2.2(h)
8.10.    Entire Agreement. This Agreement, the Preamble and the Exhibits and Schedules attached to this Agreement (all of which shall be deemed incorporated in the Agreement and made a part hereof) set forth the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, understandings or letters of intent among any of the parties hereto.
8.11.    Third Parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the parties to this Agreement and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement (other than in respect of the Indemnified Parties pursuant to Article VII).
8.12.    Interpretative Matters. Unless the context otherwise requires, (a) all references to Articles, Sections or Schedules are to Articles, Sections or Schedules in this Agreement, (b) each accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP, (c) words in the singular or plural include the singular and plural, and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, and (d) whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." In addition, nothing in the Schedules hereto shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any party has breached any representation, warranty, or covenant contained herein (or is otherwise entitled to indemnification) in any respect, the fact that there exists another representation, warranty, or covenant (including any indemnification provision) relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached (or is not otherwise entitled to indemnification with respect thereto) shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty, or covenant (or is otherwise entitled to indemnification pursuant to a different provision).
8.13.    No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any party hereto.
8.14.    Jurisdiction and Governing Law. This Agreement shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Agreement shall be governed by, the laws of the State of Delaware, without giving effect to provisions thereof regarding conflict of laws. Each party hereby irrevocably submits to the exclusive jurisdiction of the state or federal courts located in the state of Delaware, in respect of any claim relating to the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, or otherwise in respect of the transactions contemplated hereby and thereby, and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding in which any such claim is made that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts.
8.15.    Service of Process. Each of the parties hereto irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 8.14 hereof in any such action or proceeding by giving copies thereof by hand delivery of air courier to his, her or its address as specified in or pursuant to Section 8.1 hereof. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.
8.16.    WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES (TO THE FULLEST EXTENT PERMITTED BY LAW) ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT. THE PARTIES ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.
8.17.    Schedules. The disclosure of any facts or items in the Schedules accompanying this Agreement is not intended to imply that such items so included are or are not material, or that the occurrence or existence of any such violation, inaccuracy, breach, default, failure to comply, change in circumstances, loss, effect, fact, agreement arrangement, commitment, understanding or obligation, as a result of the occurrence or existence thereof, would individually or collectively, result in a material adverse effect. The disclosure of any fact or item in the Schedules with respect to a particular paragraph or section of the Agreement shall be deemed to be disclosed with respect to such other paragraph or section of the Agreement to which an appropriate cross reference is made to another Schedule or to the extent it is reasonably apparent on its face that such disclosure is also applicable to any other paragraph or section of the Agreement. Each agreement, instrument and document described herein is incorporated herein by reference. All capitalized terms used in the Schedules and not otherwise defined in the Schedules will have the meanings assigned to them in this Agreement. As it relates to the representations and warranties in Article IV hereof concerning the Company, all such representations and warranties shall include and be made with respect to any Subsidiary of the Company.
8.18.    Special Rule for Fraud. Notwithstanding anything herein to the contrary, in no event shall any limit or restriction on any rights or remedies set forth in this Agreement limit or restrict the rights or remedies of any party for the fraud by any other party or any Affiliate or representative of such other party.
8.19.    Specific Performance. Seller acknowledge that the Business is unique and recognizes and affirms that in the event of a breach of this Agreement by Seller, money damages may be inadequate and Buyer may have no adequate remedy at law. Accordingly, Seller agrees that Buyer shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and the obligations of Seller hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief. If any such action is brought by Buyer to enforce this Agreement, Seller hereby waives the defense that there is an adequate remedy at law.

8.20.    Guaranty of Seller’s Obligations.
(a)    As a material inducement for Buyer to enter into this Agreement, Guarantor hereby (i) absolutely, unconditionally and irrevocably guarantees to the fullest extent possible, as primary obligor and not merely as surety, the due and prompt payment and performance of Seller’s obligations under this Agreement (collectively, the "Guaranteed Obligations") and (ii) unconditionally and irrevocably waives any right to revoke this guarantee, in whole or in part.
(b)    Guarantor acknowledges that it will receive direct and indirect benefits from the consummation of this Agreement and that the waivers and obligations set forth in this Section 8.20 are knowingly made in contemplation of such benefits.
(c)    Buyer acknowledges that any extension, settlement, compromise, waiver or release in writing signed by Buyer affecting any Guaranteed Obligation shall also operate as an extension, settlement, compromise, waiver or release by Buyer of Guarantor from its obligations under this Guaranty to the extent of such extension, settlement, compromise, waiver or release.
(d)    Guarantor’s obligations under this Guaranty shall be coterminous with Seller’s obligations hereunder.
(e)    Notwithstanding any other provision of this Agreement to the contrary, Guarantor reserves the right to assert, as a defense to such payment or performance by Guarantor of the Guaranteed Obligations, any rights, remedies, set-offs and defenses to such payment or performance that Seller could assert pursuant to the terms of this Agreement.
(f)    This Section 8.20 may not be amended or modified in any manner adverse to the Guarantor without the prior written consent of the Guarantor.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Equity Purchase Agreement as of the date first above written.
BUYER:

PRIMEFLIGHT AVIATION SERVICES, INC.

By:    /s/ Allen Ashcraft
Name: Allen Ashcraft
Title: Secretary

THE COMPANY:

GLOBAL AVIATION SERVICES, LLC

By:    /s/ Bradley Osborn
Name:    Bradley Osborn
Title:     CEO

SELLER

CSA AIR, INC.

By:    /s/ Nicholas Swenson
Name:    Nicholas Swenson
Title:     Director

GUARANTOR

AIR T, INC.

By:    /s/ Nicholas Swenson
Name:    Nicholas Swenson
Title:     Chairman & CEO